Exhibit 2.1
Conformed Copy
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
WEBMD HEALTH CORP.,
CHARLOTTE’S CORPORATION AND
MARKETING TECHNOLOGY SOLUTIONS INC.
September 12, 2008

Table of Contents

Article I	THE MERGER	2

1.1	The Merger	2
1.2	Closing; Effective Time	2
1.3	Effect of the Merger	2
1.4	Certificate of Incorporation; Bylaws	2
1.5	Directors and Officers	2
1.6	Merger Consideration	3
1.7	Options and Warrants	4
1.8	Payment Procedures	4
1.9	Indemnification Escrow	6
1.10	No Further Ownership Rights in Company Capital Stock	6
1.11	Lost, Stolen or Destroyed Certificates	6
1.12	Taking of Necessary Action; Further Action	6
1.13	Withholding Obligations	7
1.14	Adjustments Before and After the Closing	7
1.15	Payments on Account of Net Working Capital	9
1.16	Earn-Out Payment	9
1.17	Executive Bonuses	15

Article II	REPRESENTATIONS AND WARRANTIES OF COMPANY	19

2.1	Organization, Standing and Power; Subsidiaries	19
2.2	Capital Structure	20
2.3	Authority; No Conflicts; Governmental Approval	21
2.4	Financial Statements	21
2.5	Absence of Certain Changes	22
2.6	Litigation	22
2.7	Compliance with Laws	22
2.8	Title to Property	23
2.9	Intellectual Property	23
2.10	Taxes	26
2.11	Environmental Compliance	28
2.12	Employee Matters; Employee Benefit Plans	29
2.13	Interested Party Transactions	33
2.14	Insurance	33
2.15	Material Contracts	33
2.16	Brokers	35
2.17	Customers and Suppliers	35
2.18	Unlawful Payments	35
2.19	Backlog	35
2.20	Member Acquisition Costs	35
2.21	Performance Obligations	35

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Article III	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	36

3.1	Organization, Good Standing and Qualification	36
3.2	Capital Structure of Merger Sub	36
3.3	Authorization; Binding Agreement	36
3.4	Consents and Approvals	36
3.5	No Violation	37
3.6	Financial Capability	37
3.7	Legal Proceedings	37
3.8	Brokers	37

Article IV	COVENANTS	37

4.1	Conduct of Business Pending Closing	37
4.2	Cooperation; Further Assurances	39
4.3	Access to Information	40
4.4	Notice of Certain Events	40
4.5	Public Announcements	40
4.6	Employee Matters	41
4.7	Notice of Certain Communications	42
4.8	Amendment of Disclosure Schedules	42
4.9	Stockholder Approval	42
4.10	Exclusivity	43
4.11	FIRPTA Tax Certificates	43
4.12	280G Covenant	44
4.13	Insurance	44

Article V	CONDITIONS TO THE MERGER	44

5.1	Conditions to Obligations of Parent and Merger Sub	44
5.2	Conditions to Obligations of the Company	46

Article VI	TERMINATION AND EXPENSES	47

6.1	Termination	47
6.2	Effect of Termination	48
6.3	Expenses	48

Article VII	SURVIVAL AND INDEMNIFICATION	48

7.1	Survival of Representations	48
7.2	Indemnification	49
7.3	Indemnification Procedures	51
7.4	Securityholder Representatives	54
7.5	Exclusive Remedy	56

Article VIII	TAX MATTERS	56

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8.1	Preparation of Tax Returns and Payment of Taxes	56
8.2	Tax Audits	57

Article IX	GENERAL PROVISIONS	58

9.1	Notices	58
9.2	Counterparts	59
9.3	Entire Agreement; Assignment	59
9.4	Amendment or Supplement	59
9.5	Severability	60
9.6	Remedies Cumulative	60
9.7	Governing Law	60
9.8	Extension; Waiver	61
9.9	No Third-Party Beneficiary	61
9.10	Headings	61
9.11	Specific Performance	61

Article X	DEFINITIONS	61

10.1	Definitions	62
10.2	Certain Definitions; Interpretations	73
10.3	Rules of Construction	73
Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Delaware Certificate of Merger
Annexes

Annex I	Employees having Employment Agreements
Annex II	Eligible Options
Annex III	Parent Advertising Policy
Annex IV	Specified Holders
Annex V	Requisite Holders
Schedules
Company Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 12, 2008 by and among WebMD Health Corp., a Delaware corporation (“Parent”), Charlotte’s Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”) and Marketing Technology Solutions Inc., a Delaware corporation (collectively, the “Company”) and Jay Goldberg and Russell Planitzer, each solely in their capacity as the Securityholder Representatives hereunder.
RECITALS
     A. The Boards of Directors of the Company, Merger Sub and Parent believe it is in the best interests of their respective corporations and the stockholders of their respective corporations that the Company be acquired by Parent through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have deemed advisable, approved and adopted this Agreement and the Merger.
     B. Pursuant to the Merger, among other matters, the outstanding shares of capital stock of the Company (“Company Capital Stock”) shall be converted into the right to receive cash in the amounts and on the terms and subject to the conditions set forth herein.
     C. As a condition to the consummation of the transactions contemplated by this Agreement, Parent, Merger Sub and JPMorgan Chase Bank, National Association (the “Escrow Agent”) will enter into an Escrow Agreement, substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”), pursuant to which, among other things, at the Effective Time (as hereinafter defined) Parent will deposit a portion of the Base Merger Consideration into an account (the “Escrow Fund”) with the Escrow Agent, such amount to secure Parent’s right to indemnification as set forth herein;
     D. Contemporaneously with the execution and delivery of this Agreement, certain stockholders have entered into a Principal Stockholder Agreement in a form reasonably acceptable to Parent (the “Principal Stockholder Agreement”);
     E. Prior to the execution and delivery of this Agreement, the persons listed on Annex I have executed employment agreements regarding their continued employment, effective as of the Closing (the “Employment Agreements”); and
     F. The Company, Merger Sub and Parent desire to make certain representations and warranties and other agreements in connection with the Merger.
     NOW, THEREFORE, in consideration of the premises, covenants, agreements and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
THE MERGER
     1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”
     1.2 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place as soon as practicable, but no later than two (2) Business Days, after the satisfaction or waiver of each of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction thereof at the Closing) or at such other time as the parties hereto agree in writing (the “Closing Date”). The Closing shall take place at the offices of Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey, or at such other location as the parties hereto agree in writing. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in the form annexed hereto as Exhibit B (the “Delaware Certificate of Merger”), together with the required officers’ certificates, with the Delaware Secretary of State, in accordance with the relevant provisions of the DGCL (the time that the Delaware Certificate of Merger is filed and accepted by the Delaware Secretary of State (or such later time as may be specified in the Delaware Certificate of Merger) or such later time as may be agreed to by Parent and the Company and set forth in such filing being the “Effective Time”).
     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Delaware Certificate of Merger and the applicable provisions of the DGCL.
     1.4 Certificate of Incorporation; Bylaws.
          (a) At the Effective Time, the Company certificate of incorporation shall be amended and restated so as to be materially similar to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Marketing Technology Solutions Inc., and as so amended and restated such Amended and Restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended.
          (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.
     1.5 Directors and Officers. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected or appointed and qualified, as the case may be.
     1.6 Merger Consideration.
          (a) Conversion of Company Capital Stock. At the Effective Time, on the terms and subject to the conditions of this Agreement by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock, (i) each share of Series A Stock, Series B Stock and Series C Stock issued and outstanding immediately prior to the Effective Time (other than shares, if any, of Series A Stock, Series B Stock and Series C Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Agreement or consented thereto in writing and who has complied with the requirements of Section 262 of the DGCL (“Dissenting Shares”) shall be canceled and extinguished and converted into the right to receive the Series A Consideration, the Series B Consideration or the Series C Consideration, respectively, and (ii) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be canceled and extinguished and converted into the right to receive the Common Stock Consideration.
          (b) Adjustments to Conversion Ratios. The amount of cash into which each share of Company Capital Stock is to be converted shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Capital Stock), reorganization, recapitalization or other like change with respect to Company Capital Stock occurring after the date hereof and prior to the Effective Time.
          (c) Conversion of Merger Sub Capital Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
          (d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the allocable portion of the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to applicable Law. The Company agrees that, except with the prior written consent of Parent, or as required under applicable Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand made by any holder of Dissenting Shares (“Dissenting Stockholder”) under applicable Law. The Company also agrees to give Parent (x) prompt notice of any written demand for appraisal of any Company Capital Stock, attempted withdrawals of such demands, and any other instruments received by the Company related to any rights of appraisal and (y) the opportunity to direct all demands for appraisal under applicable Law. Each Dissenting Stockholder who, pursuant to the provisions of applicable Law, becomes entitled to payment of the “fair value” for their shares of Company Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Parent shall issue and deliver, upon surrender by such stockholder of certificate or certificates representing shares of Company Capital Stock, the portion of the Merger Consideration to which such stockholder would otherwise be entitled under Section 1.6(a).
     1.7 Options and Warrants.
          (a) Prior to the Effective Time, the Company shall enter into an agreement, in a form reasonably satisfactory to the Parent, with each holder of an outstanding Option providing for (i) the termination of all Ineligible Options effective as of the Effective Time, without payment of any consideration therefor and (ii) upon the due surrender of each Eligible Option pursuant to a valid Letter of Transmittal, payment, subject to the provisions of Sections 1.8, 1.9, 1.15 and 1.16, of the Merger Consideration (if and when payable pursuant to this Agreement) in an amount equal to (x) the number of shares of Common Stock subject to such Eligible Option multiplied by the Common Stock Consideration, less (y) the aggregate exercise price applicable to such Option (but only to the extent such aggregate exercise price was not applied with respect to a prior payment).
          (b) Prior to the Effective Time, the Company shall enter into an agreement, in a form reasonably satisfactory to the Parent, with each holder of an outstanding Warrant providing for, upon the due surrender of each Warrant pursuant to a valid Letter of Transmittal, payment, subject to the provisions of Sections 1.8, 1.9, 1.15 and 1.16, of the Merger Consideration (if and when payable pursuant to this Agreement) in an amount equal to (x) the number of shares of Common Stock subject to the Warrant multiplied by the Common Stock Consideration, less (y) the aggregate exercise price applicable to such Warrant.
          (c) The Company shall terminate all Company Stock Plans immediately prior to the Effective Time.
     1.8 Payment Procedures.
          (a) At least five (5) days prior the Closing, Parent shall deliver to each Specified Holder (A) a letter of transmittal in customary form (including an accompanying Substitute Form W-9) (each, a “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing outstanding shares of Company Capital Stock (each, a “Company Certificate”) shall pass, only upon delivery of the Company Certificates to the Payment Agent) and (B) instructions for use in effecting the surrender of the Company Certificates in exchange for the Merger Consideration, when and if payable. At the Closing, Parent shall deliver (i) to JPMorgan Chase Bank, National Association (or another payment agent designated by Parent and reasonably acceptable to the Company), acting as payment agent for the Company Securityholders, other than the Company Optionholders, and to the Company, acting as payment agent for the Company Optionholders (collectively, the “Payment Agent”; it being understood that the Company may delegate some or all of its responsibilities as Payment Agent to JPMorgan Chase Bank, National Association), in exchange for shares of the Company Capital Stock and Eligible Options and Warrants outstanding immediately prior to the Effective Time an aggregate amount equal to the Base Merger Consideration minus the Escrowed Amount, SR Amount, Transaction Fees and Closing Payments, (ii) to the Escrow Agent, Six Million Five Hundred Thousand Dollars ($6,500,000)

(the “Escrowed Amount”), (iii) to an account designated to Parent by the Securityholder Representatives on or prior to the Effective Time, Two Hundred Fifty Thousand Dollars ($250,000) (the “SR Amount”), (iv) pursuant to wire instructions delivered to Parent by the Securityholder Representatives on or prior to the Effective Time, an amount equal to the Transaction Fees, (v) pursuant to instructions delivered to Parent by the Securityholder Representatives, the Closing Payments and (vi) to each holder of record of shares of Company Capital Stock that were converted into the right to receive cash (other than the Specified Holders) (A) a Letter of Transmittal and (B) instructions for use in effecting the surrender of the Company Certificates in exchange for the relevant portion of the Merger Consideration. On the Closing Date, the Parent will instruct the Payment Agent to pay, and the Payment Agent will pay, by wire transfer of same day funds, the amount payable to each Specified Holder provided such Specified Holder has delivered an executed Letter of Transmittal and otherwise complied with the terms and conditions set forth in Section 1.8(c) below. Prior to the Closing, the Company and Parent shall each pay 50% of the fees and expenses of the Payment Agent.
          (b) The Escrowed Amount shall be deposited into escrow with the Escrow Agent and subject to the terms of the Escrow Agreement and this Agreement, subject to release as described in Section 1.9 below.
          (c) Upon surrender of Company Certificates to the Payment Agent, together with a Letter of Transmittal (including the accompanying Substitute Form W-9), duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Certificates (if such holder is not a Specified Holder) shall be entitled to receive in exchange therefor the portion of Base Merger Consideration to which such holder is entitled pursuant to Section 1.6 (subject to Sections 1.8, 1.9 and 1.15), and the Company Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented one or more shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes to evidence only the right to receive that portion of the Merger Consideration payable in respect of such shares of Company Capital Stock pursuant to this Agreement.
          (d) If any cash is to be paid in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Company Certificate so surrendered has been properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange has paid to Parent or any agent designated by it any transfer or other taxes required by reason of the payment of cash in any name other than that of the registered holder of the Company Certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by Parent that such tax has been paid or is not payable.
          (e) Termination of Fund; No Liability. At any time following six months after the Effective Time, Parent will be entitled to require the Payment Agent to deliver to it any funds (including any earnings received with respect thereto) which had been made available to the Payment Agent and which have not been disbursed to holders of Company Certificates, and thereafter such holders will be entitled to look only to Parent (subject to abandoned property, escheat or other similar laws) and only as general creditors thereof with respect to the portion of the Merger Consideration payable upon due surrender of their Company Certificates, without any interest thereon. Notwithstanding the foregoing, neither Parent nor the Payment Agent will be liable to any holder of a Company Certificate for the portion of the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     1.9 Indemnification Escrow. The Escrowed Amount shall be deposited into escrow with the Escrow Agent and subject to the terms of the Escrow Agreement and this Agreement and remain in escrow until the twelve (12) month anniversary of the Closing Date (the “Indemnity Release Date”) or until it is paid to a Parent Indemnitee; provided, that upon the Indemnity Release Date, an amount equal to the difference between (a) the remainder of the Escrowed Amount and (b) the then-applicable Reserve Amount shall be promptly released by the Escrow Agent pursuant to the terms of the Escrow Agreement to the Company Securityholders in accordance with this Agreement. For purposes hereof, the term “Reserve Amount” shall mean the sum of any amounts set forth in any Indemnification Notices or Claim Notices provided pursuant to Section 7.3 hereof which describe in reasonable detail the nature and amount of any such claim or claims (provided, however, that if any such notice includes a good faith statement that the relevant Parent Indemnitee is not reasonably capable of determining a material portion of the potential Losses from such claim or claims, the Reserve Amount shall be: (i) if the maximum potential Losses can be reasonably estimated in good faith by the relevant Parent Indemnitee, the maximum amount of such potential Losses or (ii) if such maximum amount cannot be reasonably estimated in good faith (such assertion to be supported by a letter from the relevant Parent Indemnitee’s outside counsel), the full balance remaining of the Escrowed Amount), with the maximum potential Losses underlying each such claim or claims being deemed a part of the Reserve Amount until the final disposition of the claim or claims underlying such amounts.
     1.10 No Further Ownership Rights in Company Capital Stock. All cash paid upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.
     1.11 Lost, Stolen or Destroyed Certificates. In the event any Company Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue and pay in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the portion of the Merger Consideration then payable pursuant to Section 1.6 with respect to shares of Company Capital Stock represented by such certificates; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver to Parent an affidavit of loss, theft or destruction in form reasonably satisfactory to Parent and the posting by such owner of a bond, in such amount as Parent may direct, as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation, the Company, the Paying Agent or any of their respective directors, officers, employees, affiliates or agents with respect to Company Certificates alleged to have been lost, stolen or destroyed.
     1.12 Taking of Necessary Action; Further Action. At any time after the Effective Time, the officers and directors of Merger Sub, the Company and the Surviving Corporation

shall take such further action as may be reasonably requested by Parent which is necessary or desirable to carry out the purposes of this Agreement and to vest Parent with control over, and to vest the Surviving Corporation with full right, title and possession to, all assets, property, rights, privileges, powers and franchises of the Company.
     1.13 Withholding Obligations. Notwithstanding any other provision in this Agreement, Parent, the Company, the Merger Sub, the Surviving Corporation, the Paying Agent and the Escrow Agent shall have the right to deduct and withhold Taxes from any payments to be made hereunder (including any payments to be made under the Escrow Agreement) if such withholding is required by law and to collect any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from the Company Securityholders and any other recipients of payments hereunder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Company Securityholder or other recipient of payments in respect of which such deduction and withholding was made.
     1.14 Adjustments Before and After the Closing. The Merger Consideration shall be subject to adjustment as follows:
          (a) Not later than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a projected balance sheet of the Company as of the Closing Date (the “Preliminary Closing Balance Sheet”). The Preliminary Closing Balance Sheet shall be prepared in accordance with GAAP (except that the Preliminary Balance Sheet shall be subject to normal and recurring year-end adjustments which, taken as a whole, shall not be material in amount and will not include footnotes) and, to the extent not inconsistent with GAAP, on a basis consistent with the preparation of the Company Balance Sheet. The Preliminary Closing Balance Sheet shall be accompanied by a statement setting forth in reasonable detail the calculations showing the basis for the determination of such sums. The Preliminary Closing Balance Sheet shall be accompanied by (i) backup materials and schedules reasonably requested by Parent and (ii) a statement setting forth in reasonable detail the estimated Net Working Capital of the Company as of the Closing as reflected on the Preliminary Closing Balance Sheet (the “Preliminary Net Working Capital”).
          (b) Not later than 90 calendar days after the Closing Date, Parent shall deliver to the Securityholder Representatives a balance sheet of the Company (the “Closing Balance Sheet”) as of the Closing Date. The Closing Balance Sheet shall be prepared in accordance with GAAP (except that the Closing Balance Sheet shall be subject to normal and recurring year-end adjustments which, taken as a whole, shall not be material in amount and will not include footnotes) and, to the extent not inconsistent with GAAP, on a basis consistent with the preparation of the Company Balance Sheet. The Closing Balance Sheet shall be accompanied by (i) backup materials and schedules reasonably requested by the Securityholder Representatives, and (ii) a statement setting forth in reasonable detail the Net Working Capital of the Company as of the Closing Date as reflected on the Closing Balance Sheet (the “Closing Net Working Capital”), and (iii) if the Closing Net Working Capital is different from the Preliminary Net Working Capital, a reasonably detailed reconciliation of the Closing Net Working Capital to the Preliminary Net Working Capital. The Closing Balance Sheet shall be accompanied by a reasonably detailed statement setting forth the calculations showing the basis for the determination of such sums.
          (c) In the event that the Securityholder Representatives dispute the Closing Balance Sheet or the calculation of the Closing Net Working Capital prepared by Parent, the Securityholder Representatives shall notify Parent in writing (the “Securityholder Representatives Dispute Notice”) of the amount, nature and basis of such dispute, within 30 calendar days after delivery to the Securityholder Representatives of the Closing Balance Sheet. In the event of such a dispute, Parent and the Securityholder Representatives shall first use their diligent good faith efforts to resolve such dispute among themselves. Parent shall make the work papers and back-up materials used in preparing the Closing Balance Sheet and the Closing Net Working Capital, and the books, records, and financial staff of the Surviving Corporation, reasonably available to the Securityholder Representatives and its accountants and other representatives at reasonable times and upon reasonable notice during the review by the Securityholder Representatives of the Closing Balance Sheet and the Closing Net Working Capital and the resolution by the parties of any objections thereto. If Parent and the Securityholder Representatives are unable to resolve the dispute within 30 calendar days after delivery of the Securityholder Representatives Dispute Notice, then any remaining items in dispute shall be submitted to an independent nationally recognized accounting firm selected in writing by the Securityholder Representatives and Parent or, if the Securityholder Representatives and Parent fail or refuse to select a firm within 10 calendar days after written request therefor by the Securityholder Representatives or Parent, such an independent nationally recognized accounting firm shall be selected in accordance with the JAMS Comprehensive Arbitration Rules and Procedures for selection of arbitrators by the New York, New York office of JAMS (the “Neutral Accountant”). All determinations pursuant to this Section 1.14(c) shall be in writing and shall be delivered to Parent and the Securityholder Representatives.
          (d) The Neutral Accountant’s computation shall be considered as in the nature of an arbitration award, and it shall be subject to enforcement or challenge in the United States District Court for the Southern District of New York pursuant to provisions of the United States Federal Arbitration Act.
          (e) The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 1.14(c) shall be shared equally by the Company Securityholders (based on their pro rata interests in the Base Merger Consideration immediately following the Effective Time and payable by reduction of any amounts otherwise payable to them pursuant to this Agreement), on the one hand, and Parent, on the other hand; provided that if the Neutral Accountant determines that one such party has adopted a position or positions with respect to the Closing Balance Sheet or the calculation of the Closing Net Working Capital Adjustment that is frivolous or clearly without merit, the Neutral Accountant may, in its discretion, assign a greater portion of any such fees and expenses to such party.
          (f) Immediately upon the expiration of the 30-day period for giving the Securityholder Representatives Dispute Notice, as the case may be, if no such notice is given, or upon notification by the Securityholder Representatives to Parent that no such notice will be given, or immediately upon the resolution of disputes, if any, pursuant to this Section 1.14, the

Closing Net Working Capital, as the same may have been adjusted pursuant to Section 1.14(c), shall become the “Adjusted Net Working Capital.”
     1.15 Payments on Account of Net Working Capital. If the Adjusted Net Working Capital is less than the Target Working Capital, then the Escrow Agent shall deliver to Parent from the Escrow Amount an amount equal to the excess of the Target Working Capital over the Adjusted Net Working Capital, less the Preliminary Net Working Capital Adjustment, if any. If the Adjusted Net Working Capital is greater than the Target Working Capital, Parent shall deliver to the Payment Agent, cash in an amount equal to the excess of the Adjusted Net Working Capital over the Target Working Capital, plus the Preliminary Net Working Capital Adjustment, if any, for distribution pursuant to the terms of this Agreement, promptly following the expiration of the 30-day period for giving the Securityholder Representatives Dispute Notice, if no Securityholder Representatives Dispute Notice is given, or following notification by the Securityholder Representatives to Parent that no Dispute Notice will be given, or following final resolution of any dispute in connection with the determination of the Adjusted Net Working Capital.
     1.16 Earn-Out Payment.
          (a) Amount of Earn-Out Payment. As additional consideration, Parent shall, if earned pursuant to the terms of this Agreement, pay to the Payment Agent, on behalf of and for distribution to the Company Securityholders in accordance with the terms of this Agreement, an aggregate amount of up to (A) Twenty-Five Million Dollars ($25,000,000), less (B) (x) the KERP Earn-Out Payment and (y) the Additional Broker Fee (the “Maximum Earn-Out Payment”), as follows: (i) if Company EBITDA (as defined in Section 1.16(e)(x)) during calendar year 2009 (the “Measurement Period”) is less than or equal to Four Million Five Hundred Thousand Dollars ($4,500,000) (the “EBITDA Threshold”), no payment shall be made, (ii) if Company EBITDA during the Measurement Period is greater than the EBITDA Threshold, a payment shall be made as is equal to (I) the product obtained by multiplying (A) the amount by which Company EBITDA during the Measurement Period exceeds the EBITDA Threshold, times (B) twelve (12), less (II) the KERP Earn-Out Payment; provided, that in no event shall the payment under this clause (B) exceed the Maximum Earn-Out Payment and (iii) in the event that there is a Change of Control of the Surviving Corporation prior to the end of the Measurement Period (other than in connection with a Change of Control of Parent or HLTH Corporation), a payment shall be made as is equal to the Maximum Earn-Out Payment. The aggregate amount of the earned payment to be made pursuant to this section, if any, is referred to as the “Earn-Out Payment.”
          (b) Method of Payment. The Earn-Out Payment, if any, shall be made by Parent to the Payment Agent, on behalf of and for the account of the Company Securityholders, by April 15, 2010, or, if the Securityholder Representatives dispute Parent’s computation of the Earn-Out Payment (in accordance with Section 1.16(e) below), the undisputed portion of the Earn-Out Payment shall be paid by such date and the remainder shall be paid as soon as practicable after final determination of such amount, and shall thereafter be paid by the Payment Agent by check delivered to the address of the Company Securityholders provided to the Payment Agent by the Securityholder Representatives.

          (c) Determination of Earn-Out Payment; Dispute Resolution as to the Earn-Out Payment Computation.
               (i) Parent shall deliver to the Securityholder Representatives as soon as practicable, and in any event no later than March 31, 2010, a schedule setting forth the computation of the Earn-Out Payment, if any. Parent’s computation thereof shall be conclusive and binding upon the parties hereto and on the Company Securityholders unless, within fifteen (15) days following the receipt of such schedule by the Securityholder Representatives, the Securityholder Representatives notify Parent in writing that it disagrees with Parent’s computation; provided that the Securityholder Representatives may agree in writing in whole or in part with Parent’s computation following which the undisputed portion (which may be the entire Earn-Out Payment) of the Earn-Out Payment shall be promptly paid. Such notice shall include a schedule setting forth the Securityholder Representatives’ computation of the payment and their reasons for disagreeing with Parent’s computation. If Parent disagrees with the Securityholder Representatives’ computation in whole or in part, the undisputed portion of the Earn-Out Payment promptly shall be paid and an officer of Parent shall promptly meet with the Securityholder Representatives within ten (10) days after delivery of the Securityholder Representatives’ notice, and the parties shall attempt in good faith to reach a resolution of such disagreement.
               (ii) If such disagreement is not resolved within twenty (20) days after delivery of the Securityholder Representatives’ notice, Parent or the Securityholder Representatives will inform the Neutral Accountant (who shall be selected pursuant to Section 1.14(c)) of the dispute, in which case the Neutral Accountant shall be engaged to compute the amount of the Earn-Out Payment, if any, as promptly as practicable, and deliver copies of the computation to both Parent and the Securityholder Representatives.
               (iii) In undertaking its computation, the Neutral Accountant shall review Parent’s computation of the Earn-Out Payment and accompanying financial information, the Securityholder Representation’s notice of disagreement, position papers of no more than 15 pages from each side (to be furnished to the Neutral Accountant within ten (10) days after Parent’s or the Securityholder Representatives’ request to the Neutral Accountant for the computation), and any financial documents which the Neutral Accountant in its sole discretion deems relevant to its computation and requests from Parent. The scope of the Neutral Accountant’s authority and responsibility hereunder strictly shall be limited to the computation of the Earn-Out Payment, which, for the avoidance of doubt, shall not involve any determination as to whether a Material Breach or Other Breach has occurred.
               (iv) The expenses of the Neutral Accountant shall be borne equally by Parent and the Securityholder Representatives (which Securityholder Representatives’ portion may be subtracted from the Earn-Out Payment otherwise payable to the Company Securityholders); provided, that if the Neutral Accountant’s computation of the Earn-Out Payment is more than 120% of the amount originally calculated by Parent, then Parent shall bear all of such expenses; provided, further, that if the Neutral Accountant’s computation of the Earn-Out Payment is less than 80% of the amount originally calculated by Parent, then the Securityholder Representatives shall bear all of such expenses (which expenses may be subtracted from the Earn-Out Payment otherwise payable to the Company Securityholders).

               (v) The Neutral Accountant’s computation shall be considered as in the nature of an arbitration award, and it shall be subject to enforcement or challenge in the United States District Court for the Southern District of New York pursuant to provisions of the United States Federal Arbitration Act.
               (vi) Parent shall not be required to make any payment of the disputed amount of the Earn-Out Payment, if any, to the Payment Agent until the period during which the Securityholder Representatives may object to the amount of the Earn-Out Payment has lapsed or, if properly contested in accordance with the provisions hereof, the amount of the Earn-Out Payment has been agreed upon by the parties or calculated by the Neutral Accountant and any court challenge to the Neutral Accountant’s computation pursuant to this section has been concluded.
          (d) Rights Not Transferable. The rights of the Company Securityholders to the Earn-Out Payment, if any, will not be represented by a certificate, are personal to each Company Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
          (e) Operations of the Business of the Company.
               (i) From and after the Effective Time until the end of the Measurement Period, Parent will, as the stockholder of the Surviving Corporation, control the business of the Surviving Corporation in good faith and shall not take any action the purpose of which is to reduce or eliminate the Earn-Out Payment or the amount thereof provided for in this Section 1.16. In addition thereto, the parties acknowledge that the Surviving Corporation will be operated by its management in a manner consistent with the manner in which it has been represented to Parent to have been operated prior to the date of this Agreement, including with respect to product and program pricing, targeted gross margins, program delivery and member acquisition and other costs. For the avoidance of doubt, and without limiting the generality of the foregoing, the parties acknowledge that the preceding sentence shall require (i) management of the Surviving Corporation to (A) use its best efforts to establish pricing and pay traffic acquisition costs that produce gross profit margins that in the aggregate during the Measurement Period are consistent with past practice and (B) make staffing and incentive compensation decisions in good faith based on the business needs of the Company from time to time consistent with past practice, (ii) that the Surviving Corporation’s target customers will be acceptable pursuant to Parent’s Advertising Policy attached hereto as Annex III, and (iii) that the Surviving Corporation may not utilize any trade names, trademarks or service marks of Parent or its Affiliates (other than the Surviving Corporation) without Parent’s consent or engage in activities or take any other action that could damage Parent’s or its Affiliates’ reputation or goodwill, including in any such trade names, trademarks or service marks, or fail to comply with Law.
               (ii) From and after the Effective Time until the end of the Measurement Period, Parent shall (I) cause the Surviving Corporation to maintain, in all material respects, its existence as a distinct operating entity apart from the other subsidiaries of Parent, including maintaining for the Surviving Corporation a separate income statement, (II) allow the Surviving Corporation to make all employment decisions with respect to the Business (other than with respect to the hiring or termination of officers of the Surviving Corporation, which shall be subject to the approval of Parent’s designee (not to be unreasonably withheld) and the termination of officers of the Surviving Corporation for “cause” (which, to the extent such persons are party to an Employment Agreement, shall be as defined in such Employment Agreement), which may be effected by or at the direction of the Parent or the board of directors of the Surviving Corporation), provided that Y. Ramprasad Rao may spend a portion of his time working on projects of Parent that will not materially interfere with the performance of his duties to the Surviving Corporation, (III) allow capital investments that are expressly contemplated by the financial plan of the Company in the form previously delivered to Parent (the “Financial Plan”), provided that the Surviving Corporation’s financial results are materially consistent with the Financial Plan, and (IV) allow the Surviving Corporation to enter into customer agreements consistent with past practice (provided that the terms and conditions in such customer agreements shall (x) provide for limitations on liability and indemnification generally consistent with those entered into by Parent with its customers and (y) not contain any restrictive covenants, including non-solicitation covenants, or return on investment performance guarantees without the consent of Parent or its designee). For the avoidance of doubt, subject to Section 1.16(e)(vi) below, the following actions may not be taken by Parent from the Effective Time until the end of the Measurement Period without the express prior written consent of the Securityholder Representatives:
                    (A) cause the Surviving Corporation to acquire any capital stock or other equity interest in another Person;
                    (B) change the name of the Surviving Corporation;
                    (C) sell, lease or exchange all or any substantial part of the assets of the Surviving Corporation;
                    (D) require a change in the location of the principal offices of the Surviving Corporation;
                    (E) change the fundamental business strategy, fundamental areas of business or corporate objectives of the Surviving Corporation, other than changes consistent with the natural evolution of the business of the Surviving Corporation;
                    (F) reduce the base compensation paid, or sales commission structure applicable, to any existing employees of the Surviving Corporation from the base compensation and sales commission structure set forth in Sections 2.12(a) and 2.12(d) of the Company Disclosure Schedule;
                    (G) deprive the Surviving Corporation of its self-generated working capital or terminate or allow to lapse or reduce availability under the existing or replacement line of credit agreement of the Surviving Corporation used for working capital purposes (unless Parent makes available liquidity on terms and in amounts no less favorable to the Surviving Corporation than that available under the Company’s credit facility with Silicon Valley Bank as of the date of this Agreement);

                    (H) acquire by merger or consolidation, or by the purchase of all of the equity interests in or all or substantially all of the assets of, any corporation, partnership, association, or other business organization or division thereof, that is principally engaged in the business of providing lead generation services to the pharmaceutical industry in a manner competitive with the Surviving Corporation; or
                    (I) assign the Key Personnel of the Surviving Corporation (other than as with respect to Y. Ramprasad Rao as described in Section 1.16(e)(ii) above) duties for the benefit of the business of Parent or its Affiliates (other than the Company) if such additional duties materially interfere with the ability of the Key Personnel of the Surviving Corporation to perform their duties with respect to the business and affairs of the Company.
               (iii) Except as expressly set forth in Section 1.16(e)(ii)(G), Parent shall not be obligated to contribute additional capital to the Surviving Corporation or to make loans to or investments in the Surviving Corporation and shall have the right to sweep and otherwise manage the Surviving Corporation’s cash consistent with Parent’s cash management policy for its subsidiaries.
               (iv) During the Measurement Period, Parent shall at the Securityholder Representatives’ reasonable request, but not more frequently than quarterly, meet (telephonically or in person) (the “Quarterly Earn-Out Meetings”) with members of senior management of Parent to discuss the operations of the Surviving Corporation, including, but not limited to, financial results or other issues relating to the Earn-Out Payment.
               (v) Each of the Company and the Securityholder Representatives acknowledges and agrees that (A) Parent makes no representations nor provides any assurances whatsoever as to the feasibility of achieving the Earn-Out Payment or any portion thereof and (B) neither the Parent nor the Surviving Corporation owes any fiduciary duty to the Company Securityholders or the Securityholder Representatives.
               (vi) In the event that Parent materially breaches any of the Specified Covenants set forth in this Section 1.16(e) prior to the end of the Measurement Period and such breach continues uncured for a period of thirty (30) days after the Securityholder Representatives have provided written notice to Parent and Surviving Corporation setting forth, in reasonable detail, the terms of such breach (a “Material Breach”), Parent shall be obligated to pay to the Securityholder Representatives for distribution to the Company Securityholders, in immediately available funds, the Maximum Earn-Out Payment. Any such payment under this Section 1.16(e)(vi) shall be the Company Securityholders’ and the Securityholder Representatives’ sole and exclusive remedy for a Material Breach. Any failure by the Securityholder Representative to assert in writing to Parent that a breach of this Section 1.16 has occurred (including specifying whether such breach is a Material Breach or an Other Breach) within 15 days of the date on which the Securityholder Representatives or management of the Surviving Corporation became aware of any fact, action or omission that they knew or reasonably should have known constituted or may constitute a breach shall constitute the Securityholder Representative’s and the Company Securityholders’ waiver of its right to assert any breach based on such fact, action or omission and all similar facts, actions and omissions. If, after receiving notice of an alleged breach, Parent disputes that such Material Breach or Other Breach has occurred, either party may demand arbitration of the dispute (“Operating Breach Dispute”) by a tribunal of three arbitrators pursuant to the Comprehensive Arbitration Rules and Procedures of JAMS (the “Tribunal”), except as otherwise set forth herein. The Tribunal shall permit limited discovery, to the extent deemed necessary and relevant to the issue of whether a Material Breach or Other Breach has occurred, such discovery to be completed within sixty (60) days of the selection of the Tribunal. The Tribunal shall commence hearings within twenty (20) days after the completion of discovery and shall conclude the hearings within forty-five (45) days after the completion of discovery. Within thirty (30) days of the completion of the hearings, the Tribunal shall issue a reasoned, written award stating whether or not a Material Breach or Other Breach has occurred, and whether, accordingly (with respect to a dispute as to whether a Material Breach has occurred and remained uncured for thirty (30) days), the Company Securityholders are entitled or not to receive the Maximum Earn-Out Payment pursuant to this Section 1.16(e)(vi). The Tribunal shall award the costs of the arbitration and attorneys’ fees to the prevailing party.
               (vii) The Tribunal’s award shall be subject to enforcement or challenge in the United States District Court for the Southern District of New York pursuant to the provisions of the Federal Arbitration Act.
               (viii) In the event of an Operating Breach Dispute, the computation of the Earn-Out Payment shall be determined by Section 1.16(c), except as follows:
                    (A) If Parent’s computation determines that the Company Securityholders are entitled to the Maximum Earn-Out Payment, the dispute resolution process regarding the Operating Breach Dispute shall terminate, immediately, and the Company Securityholders shall receive the Maximum Earn-Out Payment, without costs or attorneys’ fees to either Party.
                    (B) If Parent’s computation determines that the Company Securityholders are entitled to less than the Maximum Earn-Out Payment and the Securityholder Representatives assert the existence of an Operating Breach Dispute, and the parties are unable to resolve the dispute amicably, the engagement of the Neutral Accountant shall be deferred until after the issuance of the Tribunal’s award as to the Operating Breach Dispute. Under such circumstances, if the Tribunal awards the Company Securityholders the Maximum Earn-Out Payment, or, in the case of an Other Breach, if the Tribunal awards actual damages in the absence of a disagreement between Parent and the Securityholder Representatives as to the computation of the Earn-Out Payment, there will be no need to engage the Neutral Accountant. On the other hand, if the Tribunal finds no Material Breach by the Parent and there is a dispute as to the computation of the Earn-Out Payment, the parties will proceed to engage the Neutral Accountant to compute the Earn-Out Payment in accordance with Section 1.16(c).
               (ix) For purposes hereof, the “Specified Covenants” shall mean (X) clauses (I) and (II) (but only with respect to non-officers) of the lead-in paragraph of Section 1.16(e)(ii), and (Y) Sections 1.16(e)(ii)(A) through 1.16(e)(ii)(I) (except, in the case of Section 1.16(e)(ii)(D), if the Surviving Corporation’s existing premises become unavailable for reasons outside the reasonable control of Parent). Notwithstanding the foregoing, the Company Securityholders and the Securityholder Representatives hereby expressly agree that any breach of a covenant in this Section 1.16(e) shall not invalidate any transaction causing such breach, or otherwise entitle the Company Securityholders or Securityholder Representatives to seek equitable relief with respect thereto. Should there be an actual breach of this Section 1.16 during the final thirty (30) days of the Measurement Period, with respect to which the Securityholder Representatives have provided written notice to Parent and Surviving Corporation setting forth, in reasonable detail, the terms of such breach and should such breach be cured within thirty (30) days of such notice (such that it did not become a Material Breach or Other Breach), the Measurement Period shall be extended such that the Measurement Period shall end such number of days following the date of such cure as equals the number of days that remained in the Measurement Period immediately prior to such notice (but shall not include the days within such cure period). For purposes of this Section 1.16, (i) any dispute under this Section 1.16 other than as to whether a Material Breach has occurred or has remained uncured for thirty (30) days shall also be determined by the Tribunal pursuant to the provisions of paragraphs (vi), (vii) and (viii) above, including the calculation of damages resulting from a breach of this Section other than a Material Breach (an “Other Breach”) (and any such damages resulting from an Other Breach shall be limited to actual damages, up to the Maximum Earn-Out Payment, and shall not result in the payment of the Maximum Earn-Out Payment to the extent in excess of actual damages); (ii) no Other Breach by Parent shall be deemed to exist until and unless such breach shall continue uncured for a period of thirty (30) days after the Securityholder Representatives have provided written notice to Parent and Surviving Corporation setting forth, in reasonable detail, the terms of such breach; (iii) any dispute as to the calculation of actual Company EBITDA shall be resolved pursuant to Section 1.16(c) (and any calculation of damages, including a calculation of what Company EBITDA might have been had a breach not occurred, shall be determined by the Tribunal), and (iv) in no event will Parent or the Surviving Corporation be liable under this Section (including for the Maximum Earn-Out Payment or any other amounts or damages) for any breach (including a Material Breach or Other Breach) as to which the Securityholder Representatives have not provided written notice to Parent prior to the end of the Measurement Period, except in the event (i) of fraud by Parent or (ii) that the factual information that reasonably would be expected to have caused the Securityholder Representatives to discover such breach was not reasonably available to the Securityholder Representatives or management of the Surviving Corporation.
               (x) “Company EBITDA” shall mean, subject to 1.16(e)(x)(A) through 1.16(e)(x)(L) below, the Surviving Corporation’s net income, as calculated by the Parent in accordance with GAAP and in a manner consistent with the Company’s accounting policies and procedures, as in effect as of December 31, 2007, plus depreciation, amortization, interest and income taxes, if any, applicable to the Surviving Corporation. In calculating Company EBITDA (but without being required for any other purpose), the following principles shall be applicable:
                    (A) Company EBITDA shall include the revenues attributable to the Company’s products and/or services and the expenses incurred by the Surviving Corporation, to the extent generated or incurred through sales to customers that are acceptable pursuant to Parent’s Advertising Policy attached hereto as Annex IV and operation of the Surviving Corporation by its management in the manner provided in the second sentence of Section 1.16(e)(i);
                    (B) Revenue, for purposes of calculating Company EBITDA, (i) that requires deferral out of or acceleration into calendar year 2009 as a result of Company’s products and/or services sold in a bundled arrangement with products and/or services of Parent and/or one or more of Parent’s Affiliates, other than the Company or the Surviving Corporation (collectively, “WebMD”), that otherwise would have been accounted for differently if the Company’s product and/or services were not sold on a combined basis with WebMD’s products and/or services, will be adjusted to reflect revenue recognition as per (C), (D) or (E) below, as though those products and/or services had not been bundled with WebMD’s products and/or services; or (ii) generated pursuant to the sale of the Company’s products and/or services sold pursuant to Contracts with guarantees will be reviewed on an individual basis. The portion of revenues associated with any contractual guarantees will be recorded when collectibility is probable in accordance with GAAP. That determination will be made based upon the specific contractual terms associated with those guarantees;
                    (C) Revenue will be accounted for in accordance with the Company’s GAAP as applied by the Company in the same manner as applied as of December 31, 2007, except that, notwithstanding the foregoing, (i) the timing of expensing any direct incremental sales commissions and external costs incurred in advance of revenue recognition will be deferred and expensed proportionately with the associated revenue when such revenue is recognized for those costs that are specifically identifiable to the individual programs (the timing of recognition of such revenue and the associated direct incremental sales commissions and external costs shall be in accordance with the revenue recognition policies set forth below) and (ii) revenue for each of the Company’s products when they are sold on an individual (non-bundled, non multiple element arrangement) basis will be accounted for in accordance with the policies set forth below:
                         (I) Lead Generation/QH Connect — revenue recognized based on when the actual lead is delivered or made available to the customer for download multiplied by the unit price;
                         (II) Ask your Doctor — revenue would be recognized on a pro rata basis, based on the number of e-mails to be sent per the Contract, when the email is sent by the Surviving Corporation to the consumer;
                         (III) Targeted Media//Banner impressions/QH Extend — revenue recognized on a pro rata basis based on actual impressions delivered; and
                         (IV) Set Up Fees, Management Fees and Post Program Analysis Fees — Fees associated with setting up a campaign or advertising program, managing a campaign or advertising program, or measuring a campaign or advertising program will be recognized pro rata over the period that the services are delivered or once the campaign or advertising program is complete, whichever is earlier.
                    (D) With respect to each Contract that (i) relates to the sale of a product or products of the Company (or the Surviving Corporation, as the case may be) on a bundled or multiple element arrangement basis or (ii) has multiple elements within the same product (such as lead generation) (such Contracts being “Bundled Arrangements”), the revenue will be recognized ratably on a straight line basis at such time that the deliverable or deliverables pursuant to any Bundled Arrangement constituting at least 80% of the total dollar value of the

Bundled Arrangement have been launched. Revenue will be fully recognized at such time when the last deliverable pursuant to any such Bundled Arrangement has been fully delivered. The period for revenue recognition with respect to each Bundled Arrangement will be reviewed on a monthly basis and the straight line revenue estimate to complete the program will be revised accordingly. Contracts entered into with respect to one specific customer brand through the same customer or agency within thirty (30) days of the original Contract sign date with respect to such specific customer brand shall be considered a single Contract. For the avoidance of doubt, Contracts signed within thirty (30) days of each other for different customer specific brands with the same agency or customer will not be considered the same Contract for accounting purposes. Subject to section (E) below, any contractual arrangements that have any unpriced bonus items (such as free media impressions) in addition to priced products shall be considered a Bundled Arrangement. For purposes of calculating the 80% for commencement of revenue recognition in these arrangements, the Surviving Corporation will use pricing for the average of sales when the bonus items were sold separately in the trailing twelve months, or using whatever reasonable data is available, from the time the Contract is entered into. Each item will then be re-allocated proportionately based on the relative percentage of the stated pricing for the non bonus item(s) plus the value established for the non priced line item to the total value of the Contract. These re-allocated amounts will be used to determine if at least 80% of the total Contract value has been launched for revenue recognition.
                    (E) For the avoidance of doubt, with respect to both (C) and (E) above, (i) for the purpose of revenue recognition, set up fees, management fees and/or post program analysis will not be considered an element for determining Bundled Agreements and would not be considered a deliverable pursuant to any such Contract and would not cause the life of a Contract to be considered ongoing for revenue recognition purposes and will be included in the total revenue to be recognized over the period that the services are delivered (ii) any recontact email to invite consumers to participate in a post program analysis/survey to measure the effectiveness of a program shall not be deemed to be a deliverable pursuant to such Contract and (iii) if all or part of an agreement is cancelled such that no further delivery obligation exists, then all revenue earned but not recognized as of such date will be recognized as of the date of the cancellation.
                    (F) The Surviving Corporation shall not be charged with any allocation of WebMD’s general corporate overhead; provided, however, that the Surviving Corporation shall be allocated its reasonable portion of expenses incurred on the Surviving Corporation’s behalf by WebMD or for services provided to the Surviving Corporation by WebMD (provided that the Surviving Corporation has agreed with Parent to accept such expenses and/or services which acceptance shall not be unreasonably withheld). Examples of expenses incurred on the Surviving Corporation’s behalf by WebMD or for services provided to the Surviving Corporation by WebMD include (I) sales commissions for sales of the Surviving Corporation’s products or programs completed by WebMD’s sales force and (II) expenses relating to personnel in WebMD’s tax, finance, legal and other departments to the extent related to the Surviving Corporation. The Surviving Corporation agrees to accept payroll, insurance and health, welfare and retirement benefits made available by WebMD; provided that (i) the costs allocated to the Surviving Corporation for payroll, insurance, welfare and retirement benefits shall not be greater than the costs for such coverage that the Surviving Corporation is paying as of the date hereof and (ii) the costs allocated to the Surviving Corporation for health benefits shall (A) from the Effective Date until May 31, 2009, not be greater than the monthly cost for health benefits that the Surviving Corporation is paying as of the date hereof and (B) from June 1, 2009 until the end of the Measurement Period, not be greater than 110% of the monthly cost for health benefits that the Surviving Corporation is paying as of the date hereof.
                    (G) The calculation of Company EBITDA shall not include any expense associated with the issuance of WebMD equity incentives or restricted stock.
                    (H) The Surviving Corporation shall not be charged for any original WebMD content that WebMD supplies to the Surviving Corporation for placement on the Surviving Corporation websites (the “QH Websites”) except to the extent of any incremental cost to WebMD to supply such content. Notwithstanding the foregoing, the placement of original WebMD content on the QH Websites shall be in Parent’s sole discretion.
                    (I) Parent shall explore with the Surviving Corporation a strategy to enhance the search engine optimization of the QH Websites through an interlinking strategy with WebMD’s websites; provided, however, that the placement of any specific links on WebMD websites shall be in Parent’s sole discretion. The Surviving Corporation shall not be charged for any such links except to the extent of any incremental cost to WebMD in connection therewith.
                    (J) Any registrants on QH Websites generated as a result of placement of Surviving Corporation offers or advertisements on WebMD websites will be charged to the Surviving Corporation (“recruitment expense”) at 90% of the Surviving Corporation’s then current applicable monthly average registrant acquisition cost from third-party sources. Notwithstanding the foregoing, the placement of Surviving Corporation offers and advertisements on WebMD websites and the use of WebMD websites to recruit participants for Surviving Corporation programs shall be in Parent’s sole discretion.
                    (K) For the avoidance of doubt, EBITDA shall not include: bank charges that are in lieu of interest expense, gains or losses on the sale or disposal of fixed assets or other related capital items, or on the winding down or termination of a retirement plan, gains or losses on the discontinuance of an operation, the cost of EBITDA audits and key man insurance and up to $400,000 of software development costs expensed by WebMD that the Company would have capitalized consistent with past practice had such costs been incurred prior to the Merger or direct incremental sales commissions and external costs associated with deferred revenue until such time as recognized pursuant to Section 1.16(e)(x)(C)(i) above.
                    (L) The parties acknowledge that WebMD has a product named “Ask Your Doctor” and that WebMD will continue to offer such product (as such product is currently in effect with any enhancements that are planned as of the date hereof), that the provision thereof will not be a violation of this Section 1.16 and that revenues associated with such product will not be included in Company EBITDA.
               (f) For the avoidance of doubt, no Person shall have any right under any other agreement, including any employment agreement or otherwise, to claim any portion of the Earn-Out Payment, or damages based thereon, or otherwise to contest any matter regarding the Earn-

Out Payment, other than the Securityholder Representatives (solely in their capacity as such) pursuant to this Section 1.16.
     1.17 Executive Bonuses. Upon the Closing, the Company shall pay an aggregate amount equal to $1,837,500 (less applicable withholding taxes) to certain officers of the Company designated by the Securityholder Representatives pursuant to written instructions delivered to Parent and the Payment Agent prior to the Effective Time (such payments, the “Closing Payments”). In the event that any amount of the Earn-Out Payment is required to be transferred to the Payment Agent for distribution to Company Securityholders pursuant to Section 1.16 hereof, then the Company shall pay to the persons designated by the Securityholder Representatives pursuant to instructions delivered to Parent and the Payment Agent within 5 days after the final determination of the Earn-Out Payment (the “Post-Closing Payment Instructions”), an amount equal to ten percent (10%) of the amount that otherwise would have been payable to the Company Securityholders pursuant to Section 1.16 (such amount to be calculated without regard to the deduction from such Earn-Out Payment described in this sentence, and referred to herein as the “KERP Earn-Out Payment”). In addition, Parent shall pay up to $3,500,000 (the “Specified Holder Payment”) to the persons designated by the Securityholder Representatives pursuant to the Post-Closing Payment Instructions; provided that the amount of the Specified Holder Payment shall be deducted from amounts that are payable to the Specified Holders and shall not be greater than the amounts that are payable to such Specified Holders. The allocation of the KERP Earn-Out Payment and the Specified Holder Payment among the persons listed in the Post-Closing Payment Instructions shall be as set forth in the Post-Closing Payment Instructions.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY
     Except as disclosed in the disclosure schedule of even date herewith delivered by the Company to Parent and Merger Sub contemporaneously with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:
     2.1 Organization, Standing and Power; Subsidiaries.
          (a) The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, to enter into this Agreement and any other agreement, certificate or instrument to be executed and delivered pursuant to the terms of this Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, and (iii) is duly qualified and in good standing to do business in those jurisdictions listed in Section 2.1(a) of the Company Disclosure Schedule and in all other jurisdictions where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

          (b) The Company does not have, and never has had, directly or indirectly, any joint venture, partnership or similar relationship with, or any ownership or voting interest of any kind in, any Person.
     2.2 Capital Structure.
          (a) The total number of shares of capital stock that the Company has authority to issue is one hundred forty-two million two hundred ninety-four thousand nine hundred seventy-six (142,294,976), one hundred million (100,000,000) shares of which are common stock, par value $0.00001 per share (the “Common Stock”), and forty-two million two hundred ninety-four thousand nine hundred seventy-six (42,294,976) shares of which are preferred stock, par value $0.00001 per share (the “Preferred Stock”), of which two million one hundred eleven thousand eight hundred twelve (2,111,812) are designated as Series A Convertible Preferred Stock (“Series A Stock”), fourteen million seven hundred seventy thousand six hundred sixty-three (14,770,663) shares of which are designated as Series B Convertible Preferred Stock (“Series B Stock”) and twenty-five million four hundred twelve thousand five hundred one (25,412,501) shares of which are designated as Series C Convertible Preferred Stock (“Series C Stock”). At the close of business on the date of this Agreement, twelve million forty four thousand eight hundred and one and seventy-eight one hundredths (12,044,801.78) shares of Common Stock are issued and outstanding, two million one hundred eleven thousand eight hundred eleven and two tenths (2,111,811.2) shares of Series A Stock are issued and outstanding, fourteen million seven hundred seventy thousand six hundred sixty-two (14,770,662) shares of Series B Stock are issued and outstanding, and twenty million six hundred fifty thousand nine hundred eighty-one (20,650,981) shares of Series C Stock are issued and outstanding. All of the issued and outstanding shares of capital stock were duly authorized for issuance and are validly issued, fully paid and non-assessable.
          (b) Section 2.2 of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than Common Stock) the number of shares of Common Stock (if any) into which such shares are convertible. Section 2.2 of the Company Disclosure Schedule also indicates all outstanding shares of Common Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws.
          (c) Other than those items described in Section 2.2(c) of the Company Disclosure Schedule, there are no outstanding options, warrants, calls, rights or other contracts or instruments of any character requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company.

     2.3 Authority; No Conflicts; Governmental Approval.
          (a) Authorization; Binding Obligation. The execution and delivery by the Company of this Agreement and the Escrow Agreement, and, subject to obtaining the Requisite Stockholder Approval, which is the only approval required from the Company Stockholders, the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of the Company and its board of directors, and no other corporate proceedings on the part of the Company is necessary to authorize this Agreement or the Escrow Agreement, to consummate the transactions contemplated hereby and thereby or to otherwise fulfill their obligations hereunder and thereunder. This Agreement has been, and the Escrow Agreement, when executed and delivered by the Company (and assuming the due authorization, execution and delivery by the other parties thereto) will be, duly and validly executed and delivered by the Company, and this Agreement constitutes, and the Escrow Agreement, when executed and delivered, will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
          (b) The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement shall not, require the Company to obtain any Approval of any Person other than as set forth in Section 2.3(b) of the Company Disclosure Schedule, or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Entity.
          (c) The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or by-laws of the Company, (ii) materially conflict with or violate any Law or Order, in each case, applicable to the Company, or by which any of the properties of the Company is bound or affected, or (iii) subject to Section 2.3(b) of the Company Disclosure Schedule, result in a material breach or violation of, or constitute a material default (or an event that with notice or lapse of time or both would become such a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to, any material note, bond, mortgage, indenture, Contract, Approval or other instrument or obligation to which the Company is a party or by which the Company or its properties or assets are bound or affected.
     2.4 Financial Statements. Prior to the execution and delivery of this Agreement, the Company has delivered to Parent (i) the audited balance sheet of the Company as of December 31, 2006 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve month period then ended, and the unaudited balance sheet of the Company as of December 31, 2007 and the related unaudited statements of operations, cash flows and stockholders’ equity for the twelve month period then ended (the “Historical Financial

Statements”), and (ii) an unaudited balance sheet of the Company as of July 31 2008 (the “Company Balance Sheet”), and the related unaudited statements of income for the 7 month period then ended (the “Interim Financial Statements” and, together with the Historical Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with the books and records of the Company, and the Financial Statements fairly present in all material respects the financial condition of the Company as of the dates indicated and the results of operations of the Company for the respective periods indicated, and have been prepared in accordance with GAAP on a consistent basis throughout the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal year-end adjustments that are not material in amount or nature). Except for (i) those liabilities that are fully reflected or reserved against on the Company Balance Sheet or disclosed in the related notes thereto, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and which are not material to the Company, individually or in the aggregate, or (iii) contractual and other liabilities incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet, the Company does not have any material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due. The books and records of the Company, true and complete copies of which have been previously made available to Parent, have in all material respects been maintained in accordance with good business practices.
     2.5 Absence of Certain Changes. Since December 31, 2007 (a) there has been no Company Material Adverse Effect and (b) except for the negotiation, execution and delivery of this Agreement, the Escrow Agreement and the Employment Agreements, (i) the Company has been operated in the ordinary course of business consistent with past practice and (ii) the Company has not sold, transferred or otherwise disposed of, or agreed or committed to sell, transfer or otherwise dispose of, any of its material properties or assets.
     2.6 Litigation. Other than as set forth in Section 2.6 of the Company Disclosure Schedule, there is no Action pending or, to the Company’s Knowledge, threatened by or against the Company, and the Company has not received any written claim, complaint, report, threat or notice of any such Action. No Governmental Entity has, prior to the execution hereof, notified the Company that it would oppose or not approve or consent to the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Company.
     2.7 Compliance with Laws.
          (a) The Company is and has been at all times since January 1, 2007 in compliance in all material respects with all Laws applicable to the Company and its business, including without limitation the Telephone Consumer Protection Act of 1991, as amended, and the CAN-SPAM Act of 2005, as amended, and to the Company’s Knowledge there exist no material violations of Law. All necessary Permits for the conduct of the Company’s business are set forth in Section 2.7(a) of the Company Disclosure Schedule. To the Company’s Knowledge, there are no pending investigations or disciplinary proceedings initiated by a Governmental Entity against the Company, and no reasonable basis or bases exist for any threatened investigation or disciplinary proceeding against the Company that could lead to an order or action (i) revoking or suspending any necessary Permits to conduct business or (ii) suspending, restricting, or disqualifying the continued performance by the Company of its business in any material respect.
          (b) The Company possesses or will, prior to Closing possess, all necessary Permits to conduct business consistent with current practice in all material respects and to own, operate and maintain all of its assets and property. Each of the Company’s Permits is listed in Section 2.7(b) of the Company Disclosure Schedule. Each such Permit is in full force and effect; the Company is in compliance with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.
     2.8 Title to Property.
          (a) Section 2.8(a) of the Company Disclosure Schedule sets forth all of the material rights and interests in real property and leasehold estates used by the Company and the nature of its interest therein (each, a “Lease”). The Company has good title to, or valid leasehold interests in, all such real properties leased by the Company identified and reflected on Section 2.8(a) of the Company Disclosure Schedule, in each case free of all Liens other than Permitted Liens. The Company does not own any real property.
          (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each lease or agreement under which the Company is a lessee or lessor of any property, real or personal, is a valid and binding agreement of the Company, and no event has occurred and is continuing which, with or without notice or lapse of time, would constitute a default or event of default by the Company under any such lease or agreement or, to the Company’s Knowledge, by any other party thereto.
          (c) Except as set forth in Section 2.8(c) of the Company Disclosure Schedule, the tangible assets of the Company, taken as a whole, (i) are in good operating condition and repair, normal wear and tear excepted, (ii) are usable in the ordinary course of business and (iii) are free and clear of all Liens.
     2.9 Intellectual Property.
          (a) Section 2.9(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Patent Rights, Trademark Registrations, Trademark Applications, Copyright Registrations, Copyright Applications and Domain Names that are owned by the Company. Other than as set forth in Section 2.9(a) of the Company Disclosure Schedule:
               (i) the Company is the sole and exclusive owner of all right, title and interest in and to all of the Intellectual Property that it purports to own, in each case free and clear of all Liens other than Permitted Liens;
               (ii) the conduct of the Company’s business as currently conducted does not infringe, violate or constitute an unauthorized use or misappropriation of any Intellectual Property of any Person not a party hereto;

               (iii) the Company is not party to any pending, and the Company has not received written notice of any threatened, Action that asserts a claim of infringement or misappropriation, violation or unauthorized use of any Intellectual Property against the Company;
               (iv) except with respect to licenses of commercially available, mass marketed shrink-wrap Software, and except pursuant to the Intellectual Property Licenses listed in Section 2.9(a) of the Company Disclosure Schedule, the Company has not entered into any Contract with third parties which after the date hereof require the Company to make any payments in excess of $50,000 per annum by way of royalties, fees or otherwise to any third party owner, licensor of, or other claimant to any Intellectual Property, with respect to the Company’s use of such Intellectual Property;
               (v) the Company has taken commercially reasonable measures to protect the proprietary nature of each item of owned Intellectual Property and the secrecy and confidentiality of the material Trade Secrets owned by the Company or that are used by the Company. The Company has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the Knowledge of the Company, threatened against the Company. To the Knowledge of the Company, there has been no: (i) unauthorized disclosure of any of its own Intellectual Property that it maintains as a trade secret, including without limitation no disclosure of any source code materials that it maintains as a trade secret; (ii) unauthorized disclosure of any material third party proprietary or confidential information in the possession, custody or control of the Company, or (iii) material breach of the Company’s security procedures wherein confidential information has been disclosed to a third person. The Company has used commercially reasonable efforts to police the quality of all goods and services sold, distributed or marketed under each of its Trademarks and to enforce adequate quality control measures to reasonably ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned;
               (vi) to the Company’s Knowledge, no third party is infringing, violating, misusing or misappropriating any material Intellectual Property that is owned by the Company, and there are no such claims that have been made against any Person by the Company. There are no Orders to which the Company is a party or by which it is bound that restrict, in any material respect, the right to use any of the Intellectual Property owned by the Company. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s right to own or use any material Intellectual Property;
               (vii) except as set forth on Section 2.9(a)(vii) of the Company Disclosure Schedule, all of the software and documentation comprising, incorporated in or bundled with the Company’s products, services or systems that the Company purports to own have been designed, authored, tested and debugged by regular employees of the Company within the scope of their employment or by independent contractors of the Company who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Company; and

               (viii) each item of Intellectual Property used by the Company in its business prior to the Closing will be owned or available for use by the Parent or its relevant subsidiary immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing.
          (b) Except with respect to licenses to the Company of commercially available, mass marketed shrink-wrap Software, and except for nonexclusive licenses granted by the Company to end users, distributors and other third parties in the ordinary course of business in connection with the sale and distribution of the Company’s products, Section 2.9(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts with third parties to which the Company is a party licensing to or from any such third parties any material Intellectual Property (“Intellectual Property Licenses”). The Company has delivered or made available to Parent true, correct and complete copies of each such Intellectual Property Licenses, together with all amendments, modifications or supplements thereto.
          (c) Section 2.9(b) of the Disclosure Schedule lists all Open Source Materials that the Company has utilized in any way in its business and describes the manner in which such Open Source Materials have been utilized, including, without limitation, whether and how the Open Source Materials have been modified and/or distributed by the Company. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, its products or systems; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Company; or (iii) used Open Source Materials that create, or purport to create, obligations for the Company to grant to any third party, any rights or immunities under Intellectual Property rights (including, but not limited to, using any Open Source Materials that require, as a condition of certain uses, that other software incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or minimal charge). As used herein, “Open Source Materials” means all software, documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.
          (d) Section 2.9(c) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all material Software that is owned exclusively by the Company, and (ii) all material Software that is used by the Company that is not exclusively owned by the Company, excluding commercially available, mass marketed shrink-wrap software and the Open Source Materials set forth in Section 2.9(b) of the Disclosure Schedule.
          (e) Except as set forth on Section 2.9(e) of the Company Disclosure Schedule, the Company is the owner of the Database and holds all applicable copyrights and other Intellectual Property rights covering such Database. The Company has not received any written (including electronic mail) complaints from or on behalf of any person listed in such Database to the effect that the Company is not authorized to include such person in the Database, or to send emails to such person. For purposes of this Agreement, “Database” shall mean the database consisting of data pertaining to the registered users of the Company’s products and services (including, without limitation, its websites) gathered by or for Company from such registered users. Registered users of the Company’s products and services have provided consent to the Company to receive electronic communications sent to them by the Company.
          (f) To the Company’s Knowledge, the Company’s products and systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.
          (g) With respect to privacy and security commitments for personally identifiable information (including, but not limited to, terms and conditions and privacy policies applicable to such personally identifiable information) (the “Commitments”):
               (i) the Company is in material compliance with its Commitments;
               (ii) the Company never has received any inquiry from the Federal Trade Commission or any other Governmental Entity regarding the Commitments;
               (iii) the Company has not received any written (including electronic mail) complaints from any user regarding Commitments, or compliance with the Commitments; and
               (iv) the Commitments have not been rejected by any applicable certification organization which has reviewed such Commitment or to which any such Commitment has been submitted.
     2.10 Taxes.
          (a) All material Tax Returns with respect to the Company or any Affiliated Group of which the Company is or has been a member required to be filed (taking into account any valid extensions of time to file) have been duly and timely filed with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects and (ii) all Taxes due and payable by the Company have been timely paid. The unpaid Taxes of the Company for Tax periods through the date of the Historical Financial Statements do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the balance sheet included with the Historical Financial Statements and all unpaid Taxes of the Company for all Tax periods commencing after the date of the Historical Financial Statements arose in the ordinary course of business and are of a type and amount commensurate with Taxes attributable to prior similar periods.
          (b) All Taxes that the Company or a PEO was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Tax Authority.

          (c) No agreement or other document waiving or extending the statute of limitations or the period of assessment or collection of any Taxes payable by the Company has been filed or entered into with any Tax Authority.
          (d) The Company has not received any written notice of any Tax Proceeding against or with respect to the Company relating to any Taxes or Tax Returns and, to the Knowledge of the Company, no such Tax Proceeding is pending or threatened.
          (e) The Company (i) does not have any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Company, and (ii) is not a party to or bound by or has any obligation under any Tax Sharing Agreement or Tax allocation, indemnity or similar agreement or arrangement (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).
          (f) No power of attorney that will be binding on the Company after the Closing has been granted or entered into by the Company with respect to any Taxes of the Company.
          (g) Parent has received accurate and complete copies of (i) all federal income Tax Returns of or including the Company relating to the taxable periods ended since December 31, 2004 and (ii) any audit report issued by a Tax Authority within the last three years relating to any Taxes due from or with respect to the Company.
          (h) The Company has not received any notice of any claim by a Tax Authority in a jurisdiction where the Company does not file Tax Returns to the effect that the Company is, or may be, subject to taxation by that jurisdiction.
          (i) The Company is not a party to any tax ruling or closing agreement with any Governmental Entity.
          (j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
          (k) The Company has not agreed to, and is not required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by the Company (nor, to the Knowledge of the Company, has the Internal Revenue Service proposed any such adjustment), or change in accounting method in any taxable period ending on or before the Closing Date or as a result of the transactions contemplated by this Agreement, and the Company does not have any application pending with any Tax Authority requesting permission for any changes in accounting methods that relate to the Business or operations of the Company.

          (l) The Company has never been a member of an Affiliated Group other than a group of which the Company is the common parent.
          (m) The Company has not made any payments, and is not obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code (determined without regard to Section 280G(b)(4)).
          (n) The Company does not have and has not ever had operations or activities outside the United States or an interest in any entity that has or had operations or activities outside the United States, and the Company has not transferred property to a foreign corporation.
          (o) The Company has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor have stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.
          (p) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than Permitted Liens.
          (q) The Company has not engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local law.
          (r) Except as set forth on the Company Disclosure Schedule, there is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Code or comparable provisions of foreign, state or local law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement); provided, however, that the Company makes no representation or warranty with respect to the Company’s ability to claim or use such Tax attributes or Tax benefits in taxable periods after the Closing Date.
          (s) The Company has provided or made available to Parent all documentation relating to any applicable Tax holidays or Tax incentive programs. Up to and including the Closing Date, the Company is and has been in compliance with the requirements for any all Tax holiday or incentive programs for which the Company claimed any Tax benefits. Except as set forth on the Company Disclosure Schedule, the Company is not required to return or repay the benefit of any Tax holiday or Tax incentive program with respect to a period prior to the Closing in a later Tax year. The Company makes no representation or warranty with respect to the Company’s ability to claim or benefit from such Tax holidays or Tax incentive programs in taxable periods after the Closing Date.
     2.11 Environmental Compliance. To the Company’s Knowledge, there are no Environmental Liabilities that, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect. “Environmental Liabilities” means any and all liabilities, current or future, accrued or contingent, of the Company which arise under or relate to any and all applicable Laws relating to the environment or the effect of the environment on human health, or relating to emissions, discharges, handling, management, disposal, use or releases of pollutants, contaminants, petroleum or petroleum products, asbestos, PCBs, chemicals or industrial, toxic, radioactive or hazardous substances or wastes into the environment, including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, asbestos, PCBs, chemicals or industrial, toxic, radioactive or hazardous substances or wastes or the clean-up or other remediation thereof.
     2.12 Employee Matters; Employee Benefit Plans.
          (a) Section 2.12(a) of the Company Disclosure Schedule contains a true and complete list as of August 27, 2008 of the current Employees, indicating the title of and a description of any agreements concerning such Employees and a listing of the rate of all current salary and bonus payable by the Company to each Employee. The Company has delivered to the Parent a copy of each employment, consulting or independent contractor agreement, confidentiality/assignment of inventions agreement and/or non-competition agreement entered into with an Employee. To the Knowledge of the Company, no person has any plans to terminate employment or service with the Company prior to the Effective Time.
          (b) Except as set forth on Section 2.12(b) of the Company Disclosure Schedule, with respect to current and former Employees:
               (i) Each of the Company and the PEO is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any laws respecting minimum wage and overtime payments, employment discrimination, workers’ compensation, family and medical leave, immigration, unemployment and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice;
               (ii) there is no basis for any claim that such Employee was subject to a wrongful discharge or any employment discrimination by the Company, or their respective management, arising out of or relating to such Employee’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic under applicable laws;
               (iii) there is not now, nor within the past twelve (12) months has there been, any actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company;
               (iv) the Employees of the Company are not and have never been represented by any labor union, no collective bargaining agreement is binding and in force against the Company or currently being negotiated by the Company, and to the Company’s

Knowledge, no union organization campaign is in progress with respect to any of the Employees, and no question concerning representation exists respecting such Employees;
               (v) the Company has not entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its Employees at any time, for any lawful or no reason, without penalty or liability;
               (vi) the Company does not have any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice);
               (vii) to the Knowledge of the Company, there are no pending, threatened or reasonably anticipated claims or actions on behalf of any Employee under any worker’s compensation policy or long-term disability policy; and
               (viii) each individual who performs or performed services for the Company and who is classified as an independent contractor has been properly classified as such for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other applicable Laws.
          (c) No “mass layoff,” “plant closing” or similar event as defined by the Worker Adjustment and Retraining Notification Act with respect to the Company has occurred within the past twelve (12) months.
          (d) Except as disclosed in Section 2.12(d) of the Company Disclosure Schedule, (i) neither the Company nor any of its ERISA Affiliates maintain or sponsor, or has any material liability, contingent or otherwise, with respect to, any Benefit Arrangement, (ii) no Benefit Arrangement provides or has ever provided post-retirement medical or health benefits or severance benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or similar state laws, and (iii) no Benefit Arrangement is or has ever been a “welfare benefit fund,” as defined in Section 419(e) of the Code, or an organization described in Sections 501(c)(9) or 501(c)(20) of the Code. The Company has delivered to Parent true and complete copies of: (i) each written Benefit Arrangement document and a description of each unwritten Benefit Arrangement, (ii) each summary plan description relating to any Benefit Arrangement, (iii) each trust, insurance or other funding contract or agreement relating to any Benefit Arrangement, (iv) each administrative services contract or agreement relating to any Benefit Arrangement, (v) the three most recent annual reports (Forms 5500) for each Benefit Arrangement (including all related schedules), if applicable, and (vi) the most recent Internal Revenue Service determination letter, opinion, notification or advisory letter (as the case may be) for each Benefit Arrangement that is intended to constitute a qualified plan under Section 401 of the Code. Neither the Company nor any ERISA Affiliate has any obligation or commitment to establish, maintain, operate or administer any new Benefit Arrangement or to amend any Benefit Arrangement so as to increase benefits thereunder or otherwise.

          (e) Neither the Company nor any ERISA Affiliate has or has ever had any liability with respect to, or obligation to contribute to, any Benefit Arrangement that is subject to Title IV of ERISA, including a “multiemployer plan”, as defined in Section 3(37) of ERISA, or a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA. Neither the Company nor any ERISA Affiliate has terminated a Benefit Arrangement with respect to which any liability remains outstanding.
          (f) The Company and each PEO is in compliance in all material respects with all Laws applicable to Benefit Arrangements, including ERISA and the Code. Without limiting the generality of the foregoing, (i) each Benefit Arrangement intended to be qualified under Section 401(a) of the Code is the subject of a currently effective favorable IRS determination, opinion, notification or advisory letter issued by the IRS, (ii) timely amendments have been adopted for each Benefit Arrangement to reflect, all applicable legislative requirements and (iii) each Benefit Arrangement has been administered and operated in all material respects in accordance with its terms. No Benefit Arrangement has assets that include securities issued by the Company or any ERISA Affiliate.
          (g) There are no pending or, to the Knowledge of the Company, threatened actions, suits, claims, trials, arbitrations, investigations or other proceedings by any Person or by the IRS or the U.S. Department of Labor, including any present or former participant or beneficiary under any Benefit Arrangement (or any beneficiary of any such participant or beneficiary) involving any Benefit Arrangement or any rights or benefits under any Benefit Arrangement other than ordinary and usual claims for benefits by participants or beneficiaries thereunder. No event has occurred and no condition exists that could subject the Company or the fund of any Benefit Arrangement to the imposition of any tax or penalty with respect to any Benefit Arrangement, whether by way of indemnity or otherwise. All required returns and reports for the Benefit Arrangements (e.g. Forms 5500 and applications for favorable IRS determination letters) have been filed with the applicable Governmental Entities. All contributions required to have been made or remitted and all expenses required to have been paid by the Company or any PEO to or under any Benefit Arrangement under the terms of any such plan, any agreement or any applicable law have been paid within the time prescribed by any such plan, agreement or law. All contributions to or under any Benefit Arrangement have been currently deductible under the Code when made. No “prohibited transaction” (as defined in ERISA Section 406) or breach of fiduciary responsibility has occurred with respect to any Benefit Arrangement for which a tax, penalty or other liability of whatever nature could be incurred by the Company, whether by way of indemnity or otherwise.
          (h) There are no unfunded obligations under any Benefit Arrangement providing benefits after termination of employment to any Employee (or to any beneficiary of any such Employee), including but not limited to retiree health coverage, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each Benefit Arrangement which is funded are reported at their fair market value on the books and records of such Benefit Arrangement.
          (i) No act or omission has occurred and no condition exists with respect to any Benefit Arrangement that would subject the Company or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or Employee with respect to any Benefit Arrangement.
          (j) No Benefit Arrangement is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.
          (k) Each Benefit Arrangement is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Benefit Arrangement as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Benefit Arrangement, plan documentation or agreement, summary plan description or other written communication distributed generally to Employees by its terms prohibits the Company from amending or terminating any such Benefit Arrangement. The investment vehicles used to fund Benefit Arrangements may be changed at any time without incurring a surcharge, surrender fee or other similar expense.
          (l) Section 2.12(l) of the Company Disclosure Schedule discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of the Company (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding the Company, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Benefit Arrangement, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.
          (m) Each Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and the guidance issued thereunder. No Benefit Arrangement that is a “nonqualified deferred compensation plan” has been materially modified (as determined under Notice 2005-1) after October 3, 2004. No event has occurred that would be treated by Code Section 409A(b) as a transfer of property for purposes of Code Section 83. No stock option or equity unit option granted under any Benefit Arrangement has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

          (n) Section 2.12(n) of the Company Disclosure Schedule lists each Contract between the Company and a PEO.
          (o) The Company is and has been in compliance with all applicable Laws regarding immigration and the employment of foreign national and has complied with all document maintenance and retention requirements for its Employees including, but not limited to, all requirements pursuant to the Immigration and Naturalization Act, all requirements relating to completion and maintenance of Form I-9, and all requirements pursuant to any non-immigrant or immigrant visa petition. The Company hereby warrants and represents that all of its Employees are eligible for employment in the United States and have all necessary documents and paperwork incident thereto. Section 2.12(o) of the Company Disclosure Schedule contains a list of all Employees who are employed pursuant to nonimmigrant visas or employment authorization documents and includes the types of visas or employment authorizations and the expiration dates for any such documents.
     2.13 Interested Party Transactions. Except as set forth in Section 2.13 of the Company Disclosure Schedule, no director, officer or other Affiliate of the Company, and no member of their immediate families, has any direct or indirect interest in (i) any material equipment or other property, real or personal, tangible or intangible, including without limitation, any item of intellectual property, used in connection with or pertaining to the Company, or (ii) any creditor, supplier, customer, manufacturer, agent, representative or distributor of products of the Company; provided, however, that no such director or officer or other Person shall be deemed to have such an interest solely by virtue of the ownership by such Person, such Person’s immediate family or their respective Affiliates of less than five percent (5%) of the outstanding voting stock or debt securities of which are traded on a recognized stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System.
     2.14 Insurance. Section 2.14 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies carried by, or covering the Company with respect to their businesses, assets and properties, together with, in respect of each such policy, the name of the insurer, the policy number, the type of policy, the amount of coverage and the deductible. True and complete copies of each such policy have previously been provided to Parent. All such policies are in full force and effect, and no notice of cancellation has been received by the Company with respect to any such policy. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, the Company will not be liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies.
     2.15 Material Contracts.
          (a) Section 2.15(a) of the Company Disclosure Schedule sets forth a correct and complete list of each Contract which is currently effective or under which the Company otherwise has any liability and to which the Company is a party or by which it is bound and which constitutes:
               (i) a Contract relating to Indebtedness or the imposition of any Lien;

               (ii) a non-competition, non-solicitation or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the manner in which all or any portion of the business or operations of the Company (or, following the Closing, the business or operations of the Surviving Corporation) is or could be conducted;
               (iii) an agreement granting any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company (or, following the Closing, the Surviving Corporation) to own, operate, sell, transfer, pledge or otherwise dispose of the properties or assets;
               (iv) an agreement providing for the indemnification by the Company of any Person;
               (v) a joint venture, partnership or similar agreement;
               (vi) an agreement providing for any payments by the Company that are conditioned, in whole or in part, on a change of control of the Company or transactions of the type contemplated hereby;
               (vii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, or (B) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;
               (viii) any agreement for the disposition of any significant portion of the assets or business of the Company (other than sales of products in the ordinary course of business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the ordinary course of business);
               (ix) a collective bargaining agreement;
               (x) an employment agreement with, or any agreement or arrangement that contains any guaranteed compensation, equity commitments, commission or other production bonuses, severance pay or post-employment liabilities or obligations (other than as required by law) to any current or former Employees, non-employee directors or officers or other natural persons that have performed or are performing consulting or other independent contractor services for the Company;
               (xi) any Intellectual Property License or any agreement which would entitle any Person to receive a license or other right to intellectual property of the Parent or any of Parent’s Affiliates following the Effective Time;
               (xii) an agreement involving any current or former officer, director or stockholder or an Affiliate thereof, including pursuant to which any such Person leases any real property or any material personal property; or

               (xiii) any other Contract that involves future expenditures or projected receipts by the Company of more than $50,000 in any one-year period or is otherwise material to the Company (collectively, “Material Contracts”).
          (b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, each Material Contract is, and will as of Closing be, a valid and binding agreement of the Company and, to the Company’s Knowledge, of each of the other parties thereto.
     2.16 Brokers. Other than as set forth in Section 2.16 of the Company Disclosure Schedule, the Company has not employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger.
     2.17 Customers and Suppliers. Section 2.17 of the Company Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 1% of the consolidated revenue of the Company during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Company. To the Knowledge of the Company, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or services or supplying products or services, as applicable, to the Company.
     2.18 Unlawful Payments. Neither the Company, any director, officer, shareholder, Employee, agent or representative of the Company, nor any Person associated with or acting for or on behalf of the Company, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for the Company or its business or to secure Contracts, (B) to pay for favorable treatment for the Company or its business or for Contracts secured, (C) to obtain special concessions for the Company or its business or for special concessions already obtained, or (D) in violation of any legal requirement, or (ii) established or maintained any fund or asset that has not been recorded in the Company’s books and records.
     2.19 Backlog. As of May 31, 2008, the Company’s backlog was as set forth in Section 2.19 of the Company Disclosure Schedule.
     2.20 Member Acquisition Costs. Section 2.20 of the Company Disclosure Schedule sets forth, for each of the twelve months ended December 31, 2007 and the seven months ended May 31, 2008, (a) the number of new registered members to the Company’s www.qualityhealth.com website; (b) the sources that account for at least seventy-five percent (75%) of such members; and (c) the cost of acquiring such members.
     2.21 Performance Obligations. The Company (i) has met or exceeded every Performance Obligation and (ii) is unaware of any material problems of a nature that could disrupt the operations of the Company, the servicing of its customers or the sales of its products or services. A description of each occasion on which the Company has failed to meet a Performance Obligation, including the amount of any credit and/or payment made by the

Company in connection with such failed Performance Obligation, is set forth in Section 2.21 of the Company Disclosure Schedule.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub represent and warrant to the Company as follows:
     3.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of its jurisdiction of organization, and (b) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, to enter into this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.
     3.2 Capital Structure of Merger Sub. The authorized capital stock of Merger Sub consists of one hundred (100) shares of common stock, $0.01 par value per share (“Merger Sub Common Stock”). All of the issued and outstanding shares of Merger Sub Common Stock are owned, directly or indirectly, by Parent.
     3.3 Authorization; Binding Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the Escrow Agreement, the performance of its obligations hereunder and thereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by all corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub, its board of directors or its stockholders are necessary to authorize this Agreement and the Escrow Agreement, to consummate the transactions so contemplated hereby and thereby or to otherwise fulfill its obligations hereunder or thereunder. This Agreement has been, and the Escrow Agreement when executed and delivered by Parent and Merger Sub (and assuming the due authorization, execution and delivery by the Company) will be, duly and validly executed and delivered by Parent and Merger Sub, and this Agreement constitutes, and the Escrow Agreement, when executed and delivered, will constitute, a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     3.4 Consents and Approvals. The execution and delivery by Parent and Merger Sub of this Agreement does not, and the execution and delivery by Parent and Merger Sub of the Escrow Agreement will not, and the performance of this Agreement and the Escrow Agreement shall not, require Parent or Merger Sub or any of their Affiliates to obtain any Approval of any Person or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Entity.

     3.5 No Violation. The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the execution and delivery by each of Parent and Merger Sub of the Escrow Agreement will not, and the performance of this Agreement and the Escrow Agreement by each of Parent and Merger Sub will not (a) violate or contravene the Certificate of Incorporation or by-laws, each as amended to date, of either of Parent or Merger Sub, (b) materially conflict with or violate any Law or Order to which either of Parent or Merger Sub is subject, or (c) materially conflict with or result in a breach of or constitute a default by either of Parent or Merger Sub under any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets or properties are bound or to which Parent or Merger Sub or any of their respective assets or properties are subject.
     3.6 Financial Capability. Merger Sub will have available to it at the Closing sufficient funds to consummate the Merger.
     3.7 Legal Proceedings. There are no Actions pending or, to the Knowledge of either of Parent or Merger Sub, threatened by or against Parent or Merger Sub or any of their Affiliates, whether at law or in equity, or before or by any Governmental Entity, which could materially adversely affect the ability of Parent or Merger Sub to perform their obligations under this Agreement or the Escrow Agreement or the consummation of the transactions contemplated by this Agreement. No Governmental Entity has, prior to the execution hereof, notified Parent or Merger Sub that it would oppose or not approve or consent to the transaction contemplated by this Agreement or the Escrow Agreement.
     3.8 Brokers. Neither Parent, Merger Sub nor any of their Affiliates has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger and the transactions contemplated thereby, other than any such amounts to be paid entirely by Parent or Merger Sub.
ARTICLE IV
COVENANTS
     4.1 Conduct of Business Pending Closing.
          (a) The Company covenants and agrees that, between the date hereof and the Closing, unless required by applicable Laws, except at Parent’s request or with Parent’s prior consent (not to be unreasonably withheld or delayed), and except as set forth in Section 4.1(a) of the Company Disclosure Schedule hereto, (i) the Company’s business shall be conducted in the ordinary course of business and in a manner consistent with past practice and (ii) the Company shall use its commercially reasonable efforts to preserve intact the business, organization and assets of the Company, to keep available the services of the Employees, consultants and independent contractors of the Company, to maintain in effect its Material Contracts (subject to the ordinary expiration of any Contract pursuant to its terms) and to preserve its present relationships with suppliers, customers, licensees and other Persons with which the Company has relations.
          (b) In addition to, and without limiting the foregoing, the Company agrees that it shall not, directly or indirectly:

               (i) issue or sell any stock or other securities of the Company or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the conversion or exercise of Preferred Stock, Options or Warrants outstanding on the date hereof), or amend any of the terms of (including the vesting of) any Options, Warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company (except from former Employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);
               (ii) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;
               (iii) amend its charter, by laws or other organizational documents;
               (iv) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any Lease, Intellectual Property License or Material Contract;
               (v) acquire, sell, assign, license or sublicense or otherwise dispose of any asset or property of the Company or its business, except in the ordinary course of business consistent with past practice;
               (vi) permit the imposition or creation of any Lien on any of the assets or properties of the Company or its business other than Permitted Liens, except as set forth in Section 4.1(b) of the Company Disclosure Schedule;
               (vii) enter into or terminate, modify, amend or breach or default on any material Contract to which the Company was or is a party or which relates to its business, except for new Contracts, terminations, modifications or amendments (A) made in the ordinary course of business consistent with past practice, and (B) which do not fall within any of the categories set forth in Section 2.15(a);
               (viii) except as necessary to comply with any applicable law, make any change in the salary, compensation or benefits of any Employee other than ordinary course salary increases in amounts and at times consistent with past practice;
               (ix) (A) pay any compensation, bonus or distribution to any Employee other than annual base salaries in the ordinary course of business consistent with past practice, (B) increase or accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided, or make other payment of any amounts not due to any Employee except as set forth in Section 4.1(b)(ix) of the Company Disclosure Schedule or (C) enter into any new or amend any existing Benefit Arrangement or employment or consulting agreement with or for the benefit of any Employee or consultant except where Merger Sub has requested or approved the termination or change of such relationship;
               (x) hire any Employee without obtaining Merger Sub’s prior agreement or terminate any Employee without giving notice to Merger Sub, other than hiring or terminations of persons other than officers in the ordinary course of business consistent with past practice;
               (xi) change any method of accounting, or make, change or revoke any Tax election, amend any Tax Return, or settle or compromise any material liability for Taxes, in each case, relating to or affecting the Company or its business;
               (xii) cancel or forgive any material debts due to or claims of the Company or waive any rights of material value to the Company;
               (xiii) incur, assume or guarantee any Indebtedness of the Company;
               (xiv) incur or commit to make any capital expenditures or other obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice;
               (xv) take any action or fail to take any action intended or expected to materially impede or delay the ability of the parties to obtain any necessary consents or approvals required for the transactions contemplated hereby or to perform the Company’s covenants and agreements under this Agreement;
               (xvi) enter into any agreement or understanding or commit to or authorize any of the actions specified in this Section 4.1(b).
     4.2 Cooperation; Further Assurances.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, and to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article V, as applicable to each of them. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.
          (b) Each of Parent, Merger Sub and the Company shall as promptly as practicable use commercially reasonable efforts to obtain all necessary Approvals from Governmental Entities and make all other necessary registrations and filings under applicable Law required in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger. Parent, Merger Sub and the Company shall act in good faith and reasonably cooperate with the other in connection therewith and in connection with resolving any investigation or other inquiry with respect thereto.
          (c) The Company shall use its commercially reasonable efforts to obtain all Approvals set forth in Section 4.2(c) of the Company Disclosure Schedule from third parties required in connection with the Merger but any failure to secure such approval, assuming use of such efforts, shall not constitute a breach of this Section 4.2(c).
          (d) The Company shall promptly, but in no event later than five (5) Business Days following the date hereof, provide written notice of termination (following consultation with Parent) notifying the PEO that the Company is terminating the agreement between the Company and the PEO.
     4.3 Access to Information. Prior to the Closing and upon reasonable notice, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent and Merger Sub reasonable access during normal working hours to all of the Company’s properties, books, Contracts and records and the Company shall furnish promptly to Parent and Merger Sub all information concerning the business, properties, books, Contracts, records and personnel of the Company as Parent or Merger Sub may reasonably request. The Company shall make available to the officers, employees, accountants, counsel and other representatives of Parent upon the reasonable request of Parent and Merger Sub and during normal working hours all officers, accountants, counsel and other representatives or agents of the Company for discussion of the business, properties or personnel relating to the Company as Parent or Merger Sub may reasonably request. All information obtained by Parent pursuant to this Section 4.3 shall be subject to the terms of the confidentiality agreement, dated December 10, 2007 between Parent and the Company.
     4.4 Notice of Certain Events. Each party hereto shall promptly notify the other parties hereto of (a) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware after the date hereof and prior to the Closing that would constitute a material violation or breach of this Agreement (or a breach of any representation or warranty contained herein) or, if the same were to continue to exist as of the Closing Date, would constitute the non-satisfaction of any of the conditions set forth in Article V hereof to which it is subject, and (b) any material event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware which would have been required to have been disclosed pursuant to the terms of this Agreement by such party had such event, condition, fact, circumstance, occurrence, transaction or other item existed as of the date hereof; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.
     4.5 Public Announcements. Prior to the Closing, Parent, Merger Sub and the Company shall consult with and obtain the approval of (which approval shall not be unreasonably withheld or delayed) the other party before issuing any press release or other public announcement with respect to the Merger, this Agreement or the transactions contemplated hereby, and no party hereto shall issue or cause to be issued any such press release prior to such consultation and approval, except to the extent required by applicable Law or stock exchange rule, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement to attempt to agree upon mutually satisfactory text.

     4.6 Employee Matters.
          (a) Merger Sub agrees that following the Closing, except as is necessary to comply with Section 1.16, it shall, or cause its applicable Affiliate to, provide the Company’s employees with base salaries at least equal to those in effect as of the Closing Date and other compensation opportunities (with respect to performance years after 2007) and benefits, other than awards of equity benefits, comparable to other compensation opportunities and benefits provided by Merger Sub or its Affiliates to similarly situated employees of Merger Sub or its Affiliates.
          (b) For purposes of determining eligibility and vesting under the employee benefit plans of Merger Sub or its Affiliates in providing benefits (such employee benefit plans, the “Merger Sub Benefit Plans”) to Company employees, except to the extent that as of immediately prior to the Effective Time a Company employee (or dependent) did not participate in or was excluded from coverage under the comparable benefit plan(s) of the Company (each, a “Former Employee Plan”), Merger Sub or its Affiliate shall upon each applicable Company employee’s commencement of participation in the Merger Sub Benefit Plans, credit such Company employee with his or her years of service with the Company or its ERISA Affiliates, and any predecessor entities, to the same extent as such Company employee was entitled to credit for such service under any similar Former Employee Plan, except that Company employees shall receive no such credit (i) to the extent that such credit would result in a duplication of benefits or (ii) under any newly-established Merger Sub Benefit Plan for which similarly-situated employees of Merger Sub or its Affiliates do not receive credited service. The Merger Sub Benefit Plans that are “group health plans” (within the meaning of Section 3.1 of ERISA), shall not deny coverage to a Company employee who participated in a Former Employee Plan as of immediately prior to the Effective Time that was similar type of “group health plan” on the basis of pre-existing conditions and shall use commercially reasonable efforts to credit such Company employees (and their dependents) for any deductibles and out-of-pocket expenses paid under the applicable Former Employee Plans in the year of initial participation in the applicable Merger Sub Benefit Plan. Any Merger Sub Benefit Plan that by its terms, whether specifically or by interpretation, excludes a Company employee from participation in such Merger Sub Benefit Plan (other than any such plans with respect to which new participation has been frozen for Merger Sub employees generally) shall be amended to provide that Company employees shall participate in any such plan to the same extent as similarly situated employees of Merger Sub or its Affiliates (except as may be prohibited by applicable Law), and no Company employee shall be denied credit for service performed for the Company, and any predecessor entities under Merger Sub Benefit Plans to the extent consistent with the other provisions of this Section 4.6(b).
          (c) Merger Sub or its Affiliates shall provide each Company employee with credit for the same number of paid time off days he or she has accrued but not used under Company’s paid time off policy in the calendar year in which the Closing Date occurs. Any usused paid time off days as of the end of the calendar year in which the Closing occurs will be forfeited without any payment therefore, unless otherwise required by law. Beginning with calendar year following the Closing Date, Company employees shall participate in Merger Sub or its Affiliates vacation and sick leave policies and shall receive credit for his or her years of service with the Company and any predecessor entities.

          (d) The Company employees’ right to receive severance pay and other termination benefits shall be determined under Parent’s severance benefit plan, provided that the Company employee shall receive credit for service in accordance with Section 4.6(b) above.
          (e) Notwithstanding any provision of this Agreement, the Surviving Corporation and its Affiliates may at any time and from time to time, in their sole discretion, change the terms and conditions of employment of the Employees in any respect, or terminate or amend, in any respect, any Merger Sub Benefit Plan or the employment of any Employee. Nothing herein is intended to alter the Surviving Corporation’s or its Affiliates’ ability to terminate the employment of any such Employee, with or without cause or with or without notice, subject to Section 1.16.
     4.7 Notice of Certain Communications. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.
     4.8 Amendment of Disclosure Schedules. From time to time prior to the Closing, the Company, Parent and Merger Sub will promptly supplement or amend the Company Disclosure Schedule, as applicable, with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule. No such supplement or amendment of the Company Disclosure Schedule shall be deemed to cure, or to be a waiver of, any breach of any representation or warranty made in this Agreement for any purpose hereunder.
     4.9 Stockholder Approval.
          (a) As expeditiously as possible following the execution of this Agreement and in any event within five (5) Business Days after the execution of this Agreement, the Company shall mail the Disclosure Statement, in a form reasonably acceptable to the Parent, to the Company Stockholders. The Disclosure Statement shall include (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Securityholders, the escrow arrangements and the authority of the Securityholder Representatives, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), and (ii) a statement that appraisal rights are available for the shares of Company Capital Stock pursuant to Section 262 of the Delaware General Corporation Law and a copy of such Section 262. Following mailing of the Disclosure Statement, the Company shall use its commercially reasonable efforts to obtain the written consent to the adoption of this Agreement and the approval of the Merger from the Requisite Holders of the outstanding shares of Company Capital Stock (on an as converted to Common Stock basis). Notwithstanding the foregoing, the Company shall use its commercially reasonable efforts to obtain the Requisite Stockholder Approval by written consent no later than 48 hours after the signing of this Agreement. As expeditiously as possible following the receipt of such Requisite Stockholder Approval, the

Company shall deliver to the Parent a certificate executed on behalf of the Company by its Secretary certifying that the Company has obtained the Requisite Stockholder Approval.
          (b) The Company, acting through its Board of Directors, shall include in the Disclosure Statement the recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.
          (c) The Company covenants that the Disclosure Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning the Parent or the Merger Sub furnished by the Parent in writing for inclusion in the Disclosure Statement).
     4.10 Exclusivity.
          (a) The Company shall not, and the Company shall require each of its officers, directors, Employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Parent) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any division of the Company, (ii) furnish any non-public information concerning the business, properties or assets of the Company or any division of the Company to any party (other than the Parent) or (iii) engage in discussions or negotiations or enter into any agreement with any party (other than the Parent) concerning any such transaction.
          (b) The Company shall promptly notify any party with which discussions or negotiations of the nature described in Section 4.10(a) were pending that the Company is terminating such discussions or negotiations. If the Company receives any inquiry, proposal or offer of the nature described in Section 4.10(a), the Company shall, within one Business Day after such receipt, notify the Parent of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer (except that the Company may withhold the identity of such other party if it is subject to a confidentiality agreement with respect to such inquiry, proposal or offer).
     4.11 FIRPTA Tax Certificates. Prior to the Closing, (i) the Company shall deliver to the Parent and to the Internal Revenue Service notices that the Company Shares are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, or (ii) each of the Company Stockholders shall deliver to the Parent certifications that they are not foreign persons in accordance with the Treasury Regulations under Section 1445 of the Code. If the Parent does not receive either the notices or the certifications described above on or before the Closing Date, the Parent, Surviving Corporation, the Paying Agent or the Escrow Agent shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

     4.12 280G Covenant. Prior to the Closing Date, the Company shall submit to a stockholder vote the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive certain payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code), in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder. Such vote shall establish the “disqualified individual’s” right to such payment or other benefits. In addition, before the vote is submitted to stockholders, the Company shall provide adequate disclosure to Company Stockholders that hold voting Company Capital Stock of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to a “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Parent and its counsel shall have the right to review and comment on all documents to be delivered to the Company Stockholders in connection with such vote.
     4.13 Insurance. Prior to the Closing, the Company shall make such arrangements as are necessary to ensure that after the Closing the Company shall continue to be covered for matters that arose prior to the Closing under each insurance policy under which any of the Company, its directors, officers and Employees are covered, including insurance policies held by any PEO.
ARTICLE V
CONDITIONS TO THE MERGER
     5.1 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following additional conditions:
          (a) Representations and Warranties. Each of the representations and warranties set forth in Article II that is qualified by “materiality,” “Company Material Adverse Effect” or a similar qualifier or contained in Section 2.1, 2.2 or 2.3 shall be true and correct in all respects, and each of such representations and warranties that is not so qualified or set forth in Section 2.1, 2.2 or 2.3 shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
          (b) Agreements and Covenants. The Company shall have performed or complied (i) in all respects with its obligations, agreements and covenants described in Section 1.7 and (ii) in all material respects, with each of its other obligations, agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.
          (c) Company Shareholder Approval. The Company shall have obtained the Requisite Stockholder Approval.

          (d) Consents and Filings. the Company shall have obtained at its own expense (and shall have provided copies thereof to the Parent) (i) all of the Approvals, and effected all of the registrations, filings and notices (collectively, the “Filings”), set forth on Schedule 5.1(d)) all other Approvals and Filings which are necessary and material for the consummation of the transactions contemplated by this Agreement or that the absence of which could result in a Company Material Adverse Effect.
          (e) Officer’s Certificate. The Company shall have delivered to Parent and Merger Sub a certificate, executed by an officer of the Company authorized to execute certificates on its behalf, dated as of the Closing Date, certifying that the conditions set forth in Sections 5.1(a), (b), (c) and (d)have been satisfied.
          (f) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on the terms, and conferring upon Parent and Merger Sub all of the rights and benefits, as contemplated herein, nor shall any proceeding seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on the terms, and conferring upon Parent and Merger Sub all of the rights and benefits, as contemplated herein, illegal.
          (g) Escrow Agreement. The Company shall have executed and delivered the Escrow Agreement.
          (h) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any changes, events or developments that have had or would reasonably be expected to result in a Company Material Adverse Effect;
          (i) Resignations. The Parent shall have received copies of the resignations, effective as of the Closing, of each director of the Company;
          (j) Backlog. The Company shall have delivered to Parent and Merger Sub a certificate, executed by an officer of the Company authorized to execute certificates on its behalf, dated as of the Closing Date, certifying the amount of the Company’s backlog as of the end of the most recently completed month.
          (k) Employee Matters. No Employee identified on Schedule 5.1(k) shall have taken any action which would be prohibited by his or her Employment Agreement in any material respect if such Person were employed pursuant to the terms of such Employment Agreement at the time of such action and, to the Knowledge of the Company, no such Person shall have communicated his or her intention of terminating his or her employment with the Surviving Corporation. The Company shall take all required actions to terminate the Company’s agreements with the PEO effective as of the Closing; except to the extent necessary for the PEO to perform any other obligation of the Company expressly provided in this Agreement. The Company shall have taken, or caused to have been taken, in accordance with applicable legal requirements, all actions required to terminate the Company’s participation in the ADP

TotalSource Retirement Savings Plan and the ADP TotalSource, Inc. Health and Welfare Plan as an adopting employer, and terminate the such plans with respect to the Employees of the Company, effective immediately prior to the Closing. The Company shall have taken, in accordance with applicable legal requirements, all required actions to require the ADP TotalSource, Inc. Health and Welfare Plan to be solely responsible for all claims incurred prior to or in connection with the Closing, including group health plan continuation coverage rights as may be required under the federal Consolidated Omnibus Budget Reconciliation Act (and/or any similar state law). For purposes of this Section 5.1(k), references to the ADP TotalSource, Inc. Health and Welfare Plan shall include any other welfare arrangement(s) in which the Company participated immediately prior to the Closing.
          (l) Audit. The Company shall have delivered to Parent the audited balance sheet of the Company as of December 31, 2007 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve month period then ended, and such audited financial statements shall be substantially similar in form and substance to the draft version of such financial statements delivered to Parent on or prior to the date hereof.
          (m) Closing Allocation Spreadsheet. The Company and the Securityholder Representatives shall have delivered to Parent a schedule that sets forth, among other matters, (i) the amount of cash to be received by each Company Securityholder at the Effective Time, as provided for in this Agreement, and (ii) a true, complete and correct list of the number, class and series of shares of Company Capital Stock, as well as each Option and each Warrant (setting forth the details there) held by each Company Securityholder.
          (n) Indebtedness. The Company shall have delivered to Parent and Merger Sub a certificate, executed by an officer of the Company authorized to execute certificates on its behalf, dated as of the Closing Date, certifying that all Indebtedness of the Company has been repaid in full and extinguished (and appropriate termination statements evidencing the same have been duly filed) and that, as of the Closing, the Company has no liability or obligation for any Indebtedness;
          (o) 401K Plan. The Company shall have delivered to Parent evidence satisfactory to Parent that the Company’s 401K Plan has been terminated.
          (p) Other. The Parent shall have received such other certificates and instruments (including certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified (to the extent such jurisdictions provide such certificates), certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.
     5.2 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following additional conditions:
          (a) Representations and Warranties. Each of the representations and warranties set forth in Article III that is qualified by “materiality” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, on the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Closing.
          (c) Company Shareholder Approval. The Company shall have obtained the Requisite Shareholder Approval.
          (d) Officer’s Certificate. Parent and Merger Sub shall have each delivered to the Company a certificate, executed by an officer of Parent and Merger Sub authorized by Parent and Merger Sub to execute certificates on its behalf, dated as of the Closing Date, certifying that the conditions set forth in Sections 5.2(a) and (b) have been satisfied.
          (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on the terms, and conferring upon Parent and Merger Sub all of the rights and benefits, as contemplated herein, nor shall any proceeding brought by any Governmental Entity seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on the terms, and conferring upon Parent and Merger Sub all of the rights and benefits, as contemplated herein, illegal.
          (f) Escrow Agreement. Parent and Merger Sub shall have executed and delivered the Escrow Agreement.
ARTICLE VI
TERMINATION AND EXPENSES
     6.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:
          (a) by mutual written consent of Company, Parent and Merger Sub;
          (b) by Parent in the event this Agreement and the Merger fail to receive the Requisite Stockholder Approval within 30 minutes after the execution and delivery of this Agreement by the Company;
          (c) by either Company or Parent and Merger Sub if the Merger shall not have been consummated on or before November 30, 2008; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;
          (d) by either Company or Parent and Merger Sub, if a Court or Governmental Entity shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the transactions contemplated hereby;
          (e) by Parent or Merger Sub, if neither Parent nor Merger Sub is then in material breach of any its obligations under this Agreement, and if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Sections 5.1(a) or 5.1(b), and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to any permitted termination pursuant to Section 6.1(c) or (B) the date that is thirty (30) days from the date that Company is notified in writing of such breach; and
          (f) by Company, if Company is not then in material breach of any of its obligations under this Agreement, and if Parent or Merger Sub shall have breached any of their representations or warranties or failed to perform any of their covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Sections 5.2(a) or 5.2(b), and (i) is incapable of being cured, or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to any permitted termination pursuant to Section 6.1(c), or (B) the date that is thirty (30) days from the date that Parent or Merger Sub is notified in writing of such breach.
     6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement (other than this Section 6.2 and Sections 4.5 and 6.3, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of Company, Parent or Merger Sub or any of their respective officers, directors, stockholders or agents and all rights and obligations of any party hereto will cease, except that no party shall be relieved of any Liability arising from any willful breach by such party of any provision of this Agreement.
     6.3 Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.
ARTICLE VII
SURVIVAL AND INDEMNIFICATION
     7.1 Survival of Representations. Except as set forth below, the representations and warranties made by the parties pursuant to this Agreement shall survive the Closing and expire at 11:59 p.m. Eastern Time on the date that is twelve (12) months from the Closing Date except that the representations and warranties set forth in Sections 2.1, 2.2 and 2.3 shall survive the Closing without limitation (as applicable, the “Expiration Date”). All other covenants and agreements in this Agreement, and any indemnification obligations in respect thereto, shall survive in accordance with their respective terms. Any rights with respect to a claimed breach of a representation or warranty shall expire at the Expiration Date, unless on or prior to such Expiration Date written notice asserting such claimed breach has been given to the party from whom recovery is sought; provided that if any such notice is timely given, the claim to which such notice relates (as well as the representations and warranties underlying such claim) may continue to be asserted beyond the Expiration Date. The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date (including through supplements to the Company Disclosure Schedule permitted by Section 4.9), with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.
     7.2 Indemnification.
          (a) Indemnification. Subject to the limitations of this Article VII, the Indemnifying Securityholders, severally and not jointly, shall indemnify Parent, its Subsidiaries and Affiliates and each of their respective officers, directors, shareholders, employees, control persons and affiliates (collectively, the “Parent Indemnitees”) and shall hold the Parent Indemnitees harmless, for any and all Losses (whether or not involving a Third-Party Claim, as defined in Section 7.3), incurred, sustained or accrued by such Parent Indemnitee as a result of, in connection with, or arising out of (A) any breach of or inaccuracy in any representation or warranty of the Company contained in this Agreement or in any agreement, instrument or certificate executed and delivered by the Company to the Parent pursuant to this Agreement; (B) any breach or violation of any covenant or agreement of the Company contained in this Agreement or in any agreement, instrument or certificate executed and delivered by the Company to the Parent pursuant to this Agreement that is required to be performed prior to Closing; (C) any claims for indemnification, contribution or advancement of expenses pursuant to the Company certificate of incorporation or by-laws or other indemnification, contribution or advancement of expenses obligation arising out of services performed for or at the request of the Company by any current or former director, officer, or Employee of the Company and not reflected on the financial statements referred to in Section 2.4 or disclosed in the Company Disclosure Schedule, (D) any claim of any former or current holder of Company Capital Stock or any other security of the Company or any employee, officer or director of the Company, in each case, arising out of (i) this Agreement and any agreements executed in connection herewith and the transactions contemplated hereby and thereby (including, without limitation, as a result of the exercise of any appraisal rights (net of any amount that would have been otherwise payable to any holder of Dissenting Shares exercising appraisal rights pursuant to this Agreement, solely to the extent that such amounts have been returned to Parent), but not including claims relating to rights expressly provided to current stockholders under the express terms of this Agreement (except to the extent that Parent and the Surviving Corporation would as a result thereof have paid an aggregate amount that exceeds the Merger Consideration, whether on account of a claim by a Company Securityholder that the Merger Consideration was inappropriately allocated or otherwise), (ii) any Liability to the Paying Agent (including any indemnification obligations) resulting, directly or indirectly, from any action or inaction taken by the Company (prior to the

Closing) or any Company shareholder or resulting or arising out of information provided by the Company (prior to the Closing) or any Company shareholder pursuant to the terms of this Agreement), and (iii) the Company Key Executive Retention Program or any other bonuses payable in connection with the transactions described herein (other than the failure by the Company to make the payments described in the Post-Closing Payment Instructions), (E) the failure of an Indemnifying Securityholder to have good, valid and marketable title to the issued and outstanding Company Shares issued in the name of such Indemnifying Securityholder, free and clear of all Liens; provided, however, that only such Indemnifying Securityholder (and no other Indemnifying Securityholder) shall be responsible for indemnification in respect of any Losses resulting from such failure, and (F) without duplication, (i) any Taxes of the Company attributable to any Pre-Closing Tax Period (as defined in Section 8.1), except to the extent of any accrual or reserve for Taxes (excluding accruals and reserves for deferred taxes established to reflect timing differences between book and Tax income) set forth on the Closing Statement (as finally determined), and (ii) any Taxes of any other Person attributable to any Pre-Closing Tax Period or event or transaction occurring before the Closing imposed on the Company, whether as a transferee or successor, by operation of law, as a former member of an Affiliated Group, by contract, or otherwise.
          (b) Limitations on Liability.
               (i) The Indemnifying Securityholders shall not have any liability under Section 7.2(a)(A), except with respect to any Loss arising out of any breach of or inaccuracy in any Surviving Representation, unless and until the aggregate Losses incurred or sustained by all Parent Indemnitees taken together exceeds $250,000 (the “Basket”), at which time payment shall be made for all Losses incurred or sustained by Parent Indemnitees exceeding such Basket; provided, however, no payment shall be made under Section 7.2(a)(A), except with respect to any Loss arising out of any breach of or inaccuracy in any Surviving Representation, with respect to any individual Loss of less than $25,000 (the “De Minimis Amount”), it being understood that any related Losses or Losses arising out of similar facts or circumstances shall be considered as one individual Loss for purposes of determining whether the De Minimis Amount has been satisfied and it being further understood that for any such Loss exceeding such De Minimis Amount, a payment shall be made for the full amount of such Loss, subject to the Basket. Except as otherwise set forth herein (including Section 7.5 below), Parent Indemnitees shall not be entitled to be indemnified under Section 7.2(a) in excess of the unreleased portion of the funds constituting the Escrow Amount.
               (ii) Notwithstanding anything in this Agreement to the contrary, in the case of any representation, warranty, covenant or agreement that is limited or qualified by “material” or “Material Adverse Effect” or by any similar term or limitation, the occurrence of a breach or inaccuracy of such representation, warranty, covenant or agreement, as the case may be, and the amount of Losses subject to indemnification hereunder shall be determined as if “material” or “Material Adverse Effect” or any similar term or limitation were not included therein.
          (c) Subject to the limitations set forth in this Section 7.2(c), Parent agrees to indemnify and hold harmless each Company Stockholder and each of their respective officers, directors, shareholders, employees, control persons and affiliates (the “Company Stockholder

Indemnitees”) and hold them harmless against any and all Losses (whether or not involving a Third-Party Claim), incurred, sustained or accrued by such Company Stockholder Indemnitee as a result of, in connection with, or arising out of (A) any breach of or inaccuracy in any representation or warranty of the Parent and/or Merger Sub contained in this Agreement and (B) any breach or violation of any covenant or agreement of the Parent and/or Merger Sub contained in this Agreement.
     7.3 Indemnification Procedures.
          (a) A claim for indemnification for any matter not involving a Third-Party Claim may be asserted in good faith by notice by the person seeking indemnification hereunder to the Securityholder Representatives, in the case of a Parent Indemnitee, or the Parent, in the case of a Company Stockholder Indemnitee (an “Indemnification Notice”). If the Indemnified Party is the Parent and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnifying Party shall also deliver a copy of the Indemnification Notice to the Escrow Agent.
          (b) With regard to third-party claim that may give rise to any indemnification obligation under this Agreement (a “Third-Party Claim”), all claims for indemnification by any indemnified party (an “Indemnified Party”) hereunder shall be asserted and resolved as set forth in this Section 7.3. In the event that any claim or demand by a third party for which indemnification (the recipient of the Indemnification Notice being an “Indemnifying Party”) may be obtained hereunder (a “Claim”) is threatened, asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall timely notify the Indemnifying Party in writing of such Claim (the “Claim Notice”). Such Claim Notice must contain a description of the basis of the Claim (to the extent practicable) and documentation necessary to support and verify such Claim (to the extent reasonably available), and a good faith estimate of such Claim and evidence of the reasonableness of such good faith estimate (which estimate shall not be conclusive of the final amount of such Claim). The failure of the Indemnified Party to give reasonably prompt notice of any Third-Party Claim shall not release, waive or otherwise affect the indemnification obligations under this Section 7.3 unless and only to the extent of any actual loss and prejudice as a result of such failure. The Indemnifying Party may at any time elect to defend, contest or otherwise protect the Indemnified Party against any such Third-Party Claim, except that this sentence shall not apply unless (i) the applicable Third-Party Claim involves solely a claim for monetary damages for which the Indemnifying Party would be fully liable hereunder, (ii) such claim does not involve the business reputation of the Parent or its Affiliates, or the possible criminal culpability of the Parent or its Affiliates or any of their respective officers, directors or employees, and (iii) such claim does not relate to Taxes. If the Indemnifying Party assumes the defense of any such Third-Party Claim, no compromise or settlement of such claims may be effected without Indemnified Party’s consent (which will not be unreasonably withheld, unreasonably delayed or unreasonably conditioned), unless (x) there is no finding or admission of any violation of any Law or any violation of the rights of any Person, (y) the sole relief provided is monetary damages which damages are fully subject to indemnification hereunder and (z) the Person asserting the Third-Party Claim provides an unconditional release of all Indemnified Parties. All costs and expenses incurred by the Indemnifying Party in defending such Claim shall be a liability of, and shall be paid by, the Indemnifying Party and shall not be deemed Losses for purposes of Section 7.2(a). If any Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense; provided, however, that the reasonable costs and expenses of one counsel (in addition to any local counsel) to the Indemnified Party will be indemnifiable hereunder if, in the reasonable view of counsel to the Indemnified Party, a conflict of interest exists between the Indemnifying Party and any Indemnified Party. If the Indemnifying Party does not exercise such right to assume the defense, the Indemnified Party may assume the defense thereof by counsel of the Indemnified Party’s choice and the Indemnified Party will be permitted, subject to the limitations set forth in this Article VII, to recover all Losses incurred or sustained as a result of such Third-Party Claim; provided that it shall defend the Claim in good faith, keep the Indemnifying Party fully apprised of all developments relating to the matter, and shall provide at least ten (10) calendar days’ prior written notice to the Indemnifying Party of any proposed compromise or settlement.
          (c) With regard to a claim other than a Third-Party Claim, within 20 days after delivery of an Indemnification Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer or, if the Indemnifying Securityholders are the Indemnifying Party, an instruction from the Securityholder Representatives to the Escrow Agent to disburse a portion of the Escrowed Amount equal to the Claimed Amount to the Parent), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer or, if the Indemnifying Securityholders are the Indemnifying Party, an instruction from the Securityholder Representatives to the Escrow Agent to disburse a portion of the Escrowed Amount equal to the Agreed Amount to the Parent) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If no Response is delivered by the Indemnifying Party within such 20 day period, the Indemnifying Party shall be deemed to have agreed that all of the Claimed Amount is owed to the Indemnified Party. Acceptance by the Indemnified Party of partial payment of any Claimed Amount shall be without prejudice to the Indemnified Party’s right to claim the balance of any such Claimed Amount.
          (d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Indemnifying Party and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 7.3(e) shall become effective with respect to such Dispute. The provisions of this Section 7.3(d) shall not obligate the Indemnifying Party and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Indemnifying Party and the Indemnified Party to arbitrate a Dispute, such Dispute shall be resolved in a state or federal Court sitting in the State of New York, in accordance with Section 9.7. If the Indemnified Party is the Parent and is seeking to enforce the Claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Indemnifying Party and the Indemnified Party shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, arbitration or judicial decision), a joint written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrowed Amount shall be disbursed to the Parent and/or the Indemnifying Securityholders (which joint written notice shall be consistent with the terms of the resolution of the Dispute).
          (e) If, as set forth in Section 7.3(d), the Indemnified Party and the Indemnifying Party agree to submit any Dispute to binding arbitration, the arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures (the “Commercial Rules”). Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitration shall be conducted by three arbitrators, one of whom shall be selected by the Parent, one of whom shall be selected by the Securityholder Representatives and one of whom shall be selected by the other two arbitrators (collectively, the “Arbitrators”).
               (i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.
               (ii) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrators shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrators’ reasons therefor. Any award rendered by the Arbitrators shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any Court of competent jurisdiction (subject to Section 9.7).
               (iii) The Arbitrators shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 7.3(e), (y) address or resolve any issue not submitted by the parties, or (z) award punitive, exemplary, multiple or analogous damages.
               (iv) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of JAMS and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrators may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Indemnifying Party.
               (v) The Arbitrators’ award shall be subject to enforcement or challenge in the United States District Court for the Southern District of New York pursuant to the provisions of the Federal Arbitration Act
          (f) Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Losses for which such Indemnified Party may be entitled to indemnification pursuant to this Article VII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a Claim in accordance with the provisions of this Article VII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Losses for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).
          (g) For purposes of this Section 7.3, (i) if the Indemnifying Securityholders comprise the Indemnifying Party, any references to the Indemnifying Party (except provisions relating to an obligation to make any payments) shall be deemed to refer to the Securityholder Representatives, and (ii) if the Indemnifying Securityholders comprise the Indemnified Party, any references to the Indemnified Party (except provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Securityholder Representatives. The Securityholder Representatives shall have full power and authority on behalf of each Indemnifying Securityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Indemnifying Securityholders under this Article VII. The Securityholder Representatives shall have no liability to any Indemnifying Securityholder for any action taken or omitted on behalf of the Indemnifying Securityholders pursuant to this Article VII.
          (h) Any indemnification payable under this Article VII shall be, to the extent permitted by Law, an adjustment to the Merger Consideration. Except as otherwise set forth herein, the indemnification obligation rights set forth in this Article VII shall be satisfied solely by the Escrow Fund.
     7.4 Securityholder Representatives.
          (a) Each of Jay Goldberg and Russell Planitzer are hereby appointed as agent and attorney-in-fact for and on behalf of the Company Securityholders (the “Securityholder Representatives”), to give and receive notices and communications, to agree to, negotiate and enter into settlements and compromises of claims, to demand, prosecute and defend claims arising out of this Agreement (including Section 1.14 hereof) and to comply with orders of courts and determinations and awards with respect to claims, and to take all actions necessary or appropriate in the judgment of the Securityholder Representatives for the accomplishment of the foregoing. Such agency may be changed by the Company Securityholders from time to time upon not less than ten (10) calendar days’ prior written notice to Parent. Any vacancy in the position of Securityholder Representatives shall be filled by a majority-in-interest of the Company Securityholders. The Securityholder Representatives may resign upon ten (10) calendar days’ prior written notice to Parent and the Company provided that no such resignation shall become effective until the appointment of a successor Securityholder Representatives. No bond shall be required of the Securityholder Representatives, and the Securityholder Representatives shall not receive compensation for its services. Notices or communications to or from the Securityholder Representatives shall constitute notice to or from each Company Securityholder. Each Letter of Transmittal executed by the Company Securityholders pursuant to Section 1.7 hereof shall include an express agreement on behalf of such Company Securityholder to the appointment of each of Jay Goldberg and Russell Planitzer to act as agent and attorney-in-fact for and on behalf of such Company Securityholder in accordance with the transactions contemplated by this Agreement, including, without limitation, with respect to matters relating to (i) the indemnification provisions set forth in Article VII hereof and (ii) the Escrow Fund in accordance with the terms of Section 1.9 hereof and the Escrow Agreement. The Securityholder Representatives shall act in their sole discretion with respect to all matters arising under this Agreement or the Escrow Agreement only by unanimous vote or consent and, without limitation, to hire attorneys and/or other professionals as they may deem necessary, give and receive notices, pay, contest, defend, settle, compromise or otherwise dispose of, without limitation, (i) any dispute with respect to the determination of Adjusted Net Working Capital pursuant to Section 1.14, (ii) any dispute with respect to the determination of the Earn-Out Payment pursuant to Section 1.16 and (iii) any claim for indemnification made by any Parent Indemnitees in accordance with Section 7.2 of this Agreement (including to act as the representative of the Indemnifying Securityholders hereunder). Parent may rely upon any notices or communications from either Securityholder Representative without need for inquiry or evidence that such Securityholder Representative is acting with the consent of the other Securityholder Representative.
          (b) The Securityholder Representatives shall not have any Liability to the Company Securityholders for any action taken or suffered by it or omitted by it hereunder as Securityholder Representatives, except as caused by the Securityholder Representatives’ willful misconduct. The Securityholder Representatives may, in all questions arising hereunder, rely on the advice of counsel and the Securityholder Representatives shall not be liable to the Company Securityholders for anything done, omitted or suffered by the Securityholder Representatives based on such advice. The Securityholder Representatives undertake to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Securityholder Representatives.
          (c) A decision, act, consent or instruction of the Securityholder Representatives in a matter entrusted to the Securityholder Representatives by this Agreement shall be deemed to have been taken or given on behalf of all Company Securityholders and shall be final, binding and conclusive upon all Company Securityholders, and Parent may rely upon any such decision, act, consent or instruction of either of the Securityholder Representatives, acting alone, as being the decision, act, consent or instruction of, and binding on, each of the Securityholder Representatives. Parent, the Surviving Corporation and their respective Representatives are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representatives.
          (d) Prior to the distribution to the Company Securityholders of any portion of the Escrowed Amount or the Earn-Out Payment, the Securityholder Representatives shall deliver to Parent a schedule that sets forth, among other things, the amount of cash to be received by each Company Securityholder at such time, as provided for in this Agreement.
          (e) The Company Securityholders shall be responsible for the fees and expenses incurred by the Securityholder Representatives in contesting any claims for indemnification and such other fees and expenses as are incurred by the Securityholder Representatives in the Securityholder Representatives’ authorized capacity hereunder. The fees and expenses incurred by the Securityholder Representatives shall be satisfied (i) first by the remaining SR Amount in the Securityholder Representatives Fund and (ii) second, by each Company Securityholder in an amount in proportion to his, her or its pro rata portion of the Merger Consideration actually received.
     7.5 Exclusive Remedy. Notwithstanding anything herein to the contrary, but except for claims based on fraud, the Surviving Representations or claims under Section 7.2(a)(B) (provided that any rights of the Parent Indemnitees with respect to a claim pursuant to Section 7.2(a)(B) shall expire on the date that is twelve (12) months from the Closing Date unless on or prior to such date written notice asserting such claim has been delivered to the Securityholder Representatives), Section 7.2(a)(C), Section 7.2(a)(D), Section 7.2(a)(E) or Section 7.2(a)(F) (provided that any rights of the Parent Indemnitees with respect to a claim pursuant to Section 7.2(a)(F) shall expire on the date that is thirty-six (36) months from the Closing Date unless on or prior to such date written notice asserting such claim has been delivered to the Securityholder Representatives)), following the Effective Time, the Escrow Fund shall be the sole source of remedy for any breach of any representation, warranty, covenant or agreement by the Company or any Company Stockholder under this Agreement, except only for the remedies of injunctive relief or specific performance. With respect to any claims by any Parent Indemnitee pursuant to Article VII hereunder, the Parent Indemnitees must proceed first against the Escrow Fund until exhausted. Following the exhaustion of the Escrow Fund, solely with respect to claims for which the Escrow Fund is not the exclusive remedy, the Indemnifying Securityholders shall pay any additional amount owed to the Parent Indemnitees on a pro rata basis (based on the actual amount of Merger Consideration received by each such Indemnifying Securityholder). The maximum liability of each Indemnifying Securityholder to the Patent Indemnitees pursuant to Article VII hereunder shall be equal to the actual amount of Merger Consideration received by each such Indemnifying Securityholder. For the avoidance of doubt, the Earn-Out Payment shall be subject to claims by any Parent Indemnitee for indemnification hereunder and shall be subject to set off, counterclaim and similar rights.
ARTICLE VIII
TAX MATTERS
     8.1 Preparation of Tax Returns and Payment of Taxes. In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for any taxable period (or portion thereof) ending on or before the Closing Date (the “Pre-Closing Tax Period”) shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
          (a) Each of the parties hereto shall cooperate fully with each other to the extent reasonably requested in connection with the filing of the Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to such Tax Returns. Such cooperation shall include, but shall not be limited to, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Securityholder Representatives, the Company and the Parent agree (i) to retain all books and records with respect to Tax matters relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (including any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements with any Taxing authority, and (ii) to give the other parties reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the Parent or the Securityholder Representatives, as the case may be, so requests, the Parent or the Securityholder Representatives shall be allowed to take possession of such books and records.
          (b) Each of the parties hereto further covenant and agree, upon request, to use its best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
          (c) The Indemnifying Securityholders shall, jointly and severally, pay or cause to be paid, if any, all transfer, sales, purchase, use, stamp, recording or similar Tax or fee under the laws of any governmental authority arising out of or resulting from the consummation of the transactions contemplated by this Agreement.
          (d) The Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all Taxable periods ending on or prior to the Closing Date that are filed after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice to the extent permitted by law. The Parent shall permit the Securityholder Representatives to review and comment on each such Tax Return described in the preceding sentence at least fifteen (15) business days prior to filing of such Tax Return and to propose revisions. If the Parent does not accept any revision proposed by the Securityholder Representatives, then the proposed revision in question shall be submitted for determination by an independent certified public accountant to be selected by the mutual agreement of the parties (the “Determining CPA”), whose determination shall be binding and conclusive, and the Tax Return in question shall be filed in accordance with such determination. The cost of the Determining CPA shall be shared equally between the Parent and the Indemnifying Securityholders.
     8.2 Tax Audits. Following the Closing, the Parent shall have the right to control any Tax audit, initiate any claim for refund, and contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Company; provided that, with respect to (i) any state, local or foreign Taxes for any taxable period beginning before the Closing Date and ending after the Closing Date and (ii) any item the adjustment of which may cause the Indemnifying Stockholders to become obligated to make any payment pursuant to Section 7.2(a)(F) hereof, the Parent shall consult with the Securityholder Representatives with respect to the resolution of any issue that would affect the Indemnifying Stockholders, and not settle any such issue, or file any amended Tax Return relating to such issue, without the consent of the Securityholder Representatives. Where consent to a settlement is withheld by the Securityholder Representatives pursuant to this Section 8.2, the Securityholder Representatives may continue or initiate any further proceedings at the expense of the Indemnifying Securityholders, provided that any liability of the Parent, after giving effect to this Agreement, shall not exceed the liability that would have resulted had such the Securityholder Representatives not withheld its consent.
ARTICLE IX
GENERAL PROVISIONS
     9.1 Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by a reputable overnight courier service (providing proof of delivery) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address or facsimile number as such party may hereafter specify by like notice):
(a)	if to Parent or Merger Sub, to:

WebMD Health Corp. 111 Eighth Avenue New York NY 10011 Attention: Douglas W. Wamsley Facsimile No.: (212) 624-3773 Telephone No.: (212) 624-3862

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Attention: Jeffrey A. Stein, Esq. Facsimile No.: (617) 526-5000 Telephone No.: (617) 526-6000

(b)	if to the Company, to:

Marketing Technology Solutions Inc.
Corporate Headquarters
10 Exchange Place, 24th Floor
Jersey City, New Jersey 07302
Attention: Chief Executive Officer
Facsimile No: (201) 332-3283
Telephone No.: (732) 452-9797

with copies (which shall not constitute notice) to:

Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey

Attention: Raymond P. Thek, Esq. Facsimile No.: (973) 597-2400 Telephone No.: (973) 597-2500

and

Jay Goldberg c/o Hudson Ventures 535 Fifth Avenue, 14th Floor New York, NY 10017 Facsimile No.: (212) 644-7430 Telephone No.: (212) 644-9797

Russell Planitzer c/o Lazard Technology Partners LLC 30 Rockefeller Plaza, 48th Floor New York, NY 10020 Facsimile No.: 212-332-8677 Telephone No.: 212-632-6000
     All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 11:59 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     9.2 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     9.3 Entire Agreement; Assignment. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and Schedules and Annexes hereto, the Company Disclosure Schedule (if any) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent or Merger Sub may, without such prior written consent, at any time, transfer or assign, in whole or from time to time in part, its rights or obligations under this Agreement (i) to one or more of its Affiliates or (ii) to any Person acquiring all or a significant portion of the Parent’s assets or equity interests.
     9.4 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended, modified, or supplemented in any and all respects, solely by written agreement of all of the parties hereto.

     9.5 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon the determination that any provision of this Agreement is illegal, invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
     9.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
     9.7 Governing Law.
          (a) This Agreement and all matters arising directly or indirectly herefrom shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
          (b) Subject to the provisions set forth in the final sentence of this Section 9.7(b), all lawsuits arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such lawsuit and irrevocably waive the defense of an inconvenient forum to the maintenance of any such lawsuit. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the state described in the preceding sentence and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such lawsuit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Notwithstanding the foregoing, to the extent that any provision of this Agreement requires an issue to be determined by a Neutral Accountant or an arbitral panel (including, without limitation, the Tribunal), such provision shall constitute the sole and exclusive remedy of the parties hereto regarding disputes, damages and other relief contemplated by such provision, and to the extent that any such provision designates a particular court to enforce any award of damages or other relief arising therefrom, such court shall be the exclusive venue for such enforcement.
          (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO

THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(c).
     9.8 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     9.9 No Third-Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of Parent, Merger Sub and the Company and, except for the rights of the Parent Indemnitees as set forth in Article VII as to which they are expressly intended to be third-party beneficiaries, it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.
     9.10 Headings. The headings contained in this Agreement are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.
     9.11 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder without proof of actual damages and without any requirement for the securing or posting of any bond. Such remedy shall not be deemed to be the exclusive remedy for a party’s breach of its obligations but shall be in addition to all other remedies available at law or equity.

ARTICLE X
DEFINITIONS
     10.1 Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below (with correlative meanings for the singular or plural forms thereof):
     “Action” means any suit, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or Governmental Entity, before any arbitrator or other tribunal.
     “Additional Broker Fee” means the amounts payable to Savvian Advisors, LLC and any other broker engaged by the Company prior to the effective time or any Company Securityholder on account of the payment of the Earn-Out Payment.
     “Adjusted Net Working Capital” has the meaning set forth in Section 1.14(f).
     “Affiliate” of any Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person. A Person shall be deemed to be “controlled by” any other person or entity if such other Person possesses, directly or indirectly, power to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
     “Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under state, local or foreign Law.
     “Agreed Amount” means part, but not all, of a Claimed Amount.
     “Agreement” has the meaning set forth in the Preamble hereof.
     “Arbitrators” has the meaning set forth in Section 7.3(e).
     “Approval” means any license, permit, consent, approval, authorization, registration, filing, waiver, qualification or certification.
     “Base Merger Consideration” means an amount equal to $50,000,000 in cash, minus the amount, if any, by which Target Working Capital exceeds Preliminary Net Working Capital (the “Preliminary Net Working Capital Adjustment”). The Base Merger Consideration is subject to further adjustment following the Closing in accordance with Section 1.15 hereof.
     “Basket” has the meaning set forth in Section 7.2(b)(i).
     “Benefit Arrangement” means each (i) employee benefit plan, as defined in Section 3(3) of ERISA; (ii) employment contract and (iii) bonus, deferred compensation, incentive compensation, performance compensation, stock purchase, stock option, stock appreciation, restricted stock, phantom stock, saving and profit sharing, severance or termination pay (other than statutory or the common law requirements for reasonable notice), health or other medical, salary continuation, cafeteria, dependent care, vacation, sick leave, holiday pay, fringe benefit, reimbursement program, life insurance, disability or other (whether insured or self-insured) insurance, a supplementary unemployment benefit, pension retirement, supplementary retirement, welfare or other employee plan, program, policy or arrangement, whether written or unwritten, formal or informal, which any current or former Employee, consultant or director of the Company or any ERISA Affiliate participated or participates in or was or is covered under, or was or is otherwise a party, and with respect to which the Company, a PEO or any ERISA Affiliate is or ever was a sponsor or participating employer, or had or has an obligation to make contributions, or was or is otherwise a party.
     “Business Day” means a day other than Saturday or Sunday or on any day on which commercial banks located in Newark, New Jersey are authorized or required to close.
     “Change of Control” means, with respect to any Person (the “Subject Person”), the occurrence of (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Subject Person, taken as a whole, to any other Person other than an Affiliate of the Subject Person; or (b) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person other than an Affiliate of the Subject Person becomes the beneficial owner, directly or indirectly, of a majority of the then outstanding equity interests in the Subject Person For the avoidance of doubt, for purposes of this Agreement, the merger of HLTH Corporation with and into Parent, or any other transaction between HLTH Corporation and Parent that does not involve any third party other than the stockholders of Parent or HLTH Corporation, shall not be a Change of Control of the Surviving Corporation or Parent.
     “Claim” has the meaning set forth in Section 7.3(b).
     “Claim Notice” has the meaning set forth in Section 7.3(b).
     “Claimed Amount” means the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.
     “Closing” has the meaning set forth in Section 1.2.
     “Closing Balance Sheet” has the meaning set forth in Section 1.14(b).
     “Closing Date” has the meaning set forth in Section 1.2.
     “Closing Net Working Capital” has the meaning set forth in Section 1.14(b).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commitments” has the meaning set forth in Section 2.9(g).
     “Common Stock Consideration” means an amount in cash equal to the quotient of (i) the Merger Consideration plus, at any date, the aggregate exercise price of all of the Eligible Options (to the extent in-the-money at such date) and Warrants less the Preferred Stock Consideration, divided by (ii) the sum of the number of shares of Common Stock outstanding immediately prior to the Effective Time plus, at any date, the number of shares of Common Stock issuable upon exercise of Eligible Options which are, at such date, then in-the-money, plus the number of shares of Common Stock issuable upon conversion of shares of Preferred Stock outstanding immediately prior to the Effective Time, plus the number of shares of Common Stock issuable upon exercise of Warrants outstanding immediately prior to the Effective Time.
     “Common Stock” has the meaning set forth in Section 2.2(a).
     “Company” has the meaning set forth in the Preamble hereof.
     “Company Balance Sheet” has the meaning set forth in Section 2.4.
     “Company Capital Stock” has the meaning set forth in the Recitals to this Agreement.
     “Company Certificate” has the meaning set forth in Section 1.8(a).
     “Company Disclosure Schedule” has the meaning set forth in the Preamble to Article II.
     “Company EBITDA” has the meaning set forth in Section 1.16(e)(x).
     “Company Material Adverse Effect” means (a) a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company (excluding any effect resulting from (i) events, facts or circumstances relating to the economy in general, including market fluctuations and changes in interest rates, not disproportionately affecting the Company, or (ii) any change in applicable accounting requirements or principles which occurs or becomes effective after the date of this Agreement, provided that such changes shall not be so excluded to the extent that they have a more adverse effect on the Company than that experienced by similarly situated companies in the industry), or (b) a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.
     “Company Optionholders” shall mean the holders of Options and Warrants immediately prior to the Effective Time.
     “Company Securityholders” shall mean the Company Stockholders and the Company Optionholders.
     “Company Stockholder” shall mean the stockholders of record of the Company immediately prior to the Effective Time.
     “Company Stockholder Indemnitees” has the meaning set forth in Section 7.2(c).
     “Company Stock Plans” means any stock option plan or other stock or equity-related plan of the Company.
     “Contract” means any (whether or not written) contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement.
     “Copyright” means the protection afforded works of authorship under the United States Copyright Act of 1976, as amended and corresponding protections in other countries.
     “Copyright Application” means a formal written application for a Copyright with the United States Copyright Office.

     “Copyright Registration” means a registration issued by the United States Copyright Office or equivalent governmental registration in another country.
     “Court” means any court or arbitration tribunal of the United States, any domestic state or any foreign country, and any political subdivision thereof.
     “Database” has the meaning set forth in Section 2.9(e).
     “Delaware Certificate of Merger” has the meaning set forth in Section 1.2.
     “De Minimis Amount” has the meaning set forth in Section 7.2(b)(i).
     “Determining CPA” has the meaning set forth in Section 8.1.
     “DGCL” has the meaning set forth in Section 1.1.
     “Disclosure Statement” means a written proxy or information statement containing the information prescribed by Section 4.10(a).
     “Dispute” means the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.
     “Dissenting Shares” has the meaning set forth in Section 1.6(a).
     “Dissenting Stockholder” has the meaning set forth in Section 1.6(d).
     “Domain Names” means any alphanumeric designations which are registered with or assigned by any internationally recognized domain name registrar, domain name registry, or other domain name registration authority as part of an electronic address on the Internet.
     “Earn-Out Payment” has the meaning set forth in Section 1.16(a).
     “EBITDA Threshold” has the meaning set forth in Section 1.16(a).
     “Effective Time” has the meaning set forth in Section 1.2.
     “Eligible Option” means an Option that is listed on Annex II hereto, to the extent vested as of the Effective Time.
     “Employee” means any individual who is a current or former employee, director or consultant to the Company or any individual who is or ever was co-employed by the Company and a PEO.
     “Employment Agreements” has the meaning set forth in the Recitals.
     “Environmental Liabilities” has the meaning set forth in Section 2.11.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means, with respect to the Company, any other Person that, together with the Company, would be treated as a single employer under Section 414 of the Code.
     “Escrow Agent” has the meaning set forth in the Recitals.
     “Escrow Agreement” has the meaning set forth in the Recitals.
     “Escrowed Amount” has the meaning set forth in Section 1.8(a).
     “Expiration Date” has the meaning set forth in Section 7.1.
     “Escrow Fund” has the meaning set forth in the Recitals.
     “Filings” has the meaning set forth in Section 5.1(d).
     “Financial Plan” has the meaning set forth in Section 1.16(e)(ii).
     “Financial Statements” has the meaning set forth in Section 2.4.
     “Former Employee Plan” has the meaning set forth in Section 4.6(b).
     “GAAP” means United States generally accepted accounting principles.
     “Governmental Entity” means any government or governmental, administrative or regulatory body thereof or any subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
     “Historical Financial Statements” has the meaning set forth in Section 2.4.
     “Ineligible Option” means an Option that is not listed on Annex II hereto.
     “Indebtedness” means all indebtedness for borrowed money and all amounts outstanding under promissory notes and credit facilities, including any and all fees, expenses, prepayment penalties and accrued and unpaid interest on any of the foregoing, of the Company.
     “Indemnification Notice” has the meaning set forth in Section 7.3(a).
     “Indemnified Party” has the meaning set forth in Section 7.3(b).
     “Indemnifying Party” has the meaning set forth in Section 7.3(b).
     “Indemnifying Securityholders” means the Company Securityholders receiving the Merger Consideration pursuant to Section 1.6 or Section 1.7.
     “Indemnity Release Date” has the meaning set forth in Section 1.9.
     “Intellectual Property” means the following subsisting throughout the world (a) Patent Rights; (b) Trademarks, Trademark Registrations, Trademark Applications and all goodwill in the same; (c) Copyrights, Copyright Registrations, Copyright Applications, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (d) Domain Names, (e) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the laws of any jurisdiction; (f) inventions, invention disclosures, statutory invention registrations, Trade Secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (g) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).
     “Intellectual Property Licenses” has the meaning set forth in Section 2.9(b).
     “Interim Financial Statements” has the meaning set forth in Section 2.4.
     “IRS” means the United States Internal Revenue Service.
     “KERP Earn-Out Payment” has the meaning set forth in Section 1.17.
     “Key Personnel” means Helene Monat, Dan Murphy, Peter Burch, Y. Ramprasad Rao, Roberta Costanza, Steven Davis, Vincent McAneney and Anthony Bauer.
     “Knowledge” means, with respect to any Person, the actual knowledge of such Person (including the actual knowledge of the officers and directors of such Person) after due inquiry; provided, that in the case of the Company, such knowledge shall be the knowledge of the chief executive officer, chief financial officer, senior vice president, sales and marketing, and vice president, technology of the Company, after due inquiry (including inquiry of the PEO).
     “Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule or regulation of any Governmental Entity.
     “Lease” has the meaning set forth in Section 2.8.
     “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, claims, charges or proceedings (public or private).
     “Letter of Transmittal” has the meaning set forth in Section 1.8(a).
     “Liability” means any debt, loss, damage, adverse claim, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto.
     “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any stockholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

     “Loss” means any and all damages, fines, fees, Taxes, penalties, charges, assessments, deficiencies, judgments, defaults, settlements and other losses, and all expenses (including expenses of investigation, defense, prosecution and settlement of claims, court costs, reasonable fees and expenses of attorneys, accountants and other experts) in connection with any Legal Proceeding, Third-Party Claim, or other claim or dispute (including any claim or dispute relating to any right or asserted right under this Agreement against any party hereto or thereto or otherwise), plus any interest that may accrue on any of the foregoing, in each case net of any insurance proceeds actually recovered by the Indemnified Party, with respect to such Losses. Notwithstanding the foregoing, Losses shall not include any special, incidental, consequential, exemplary or punitive damages, except to the extent such special, incidental, consequential, exemplary or punitive damages are awarded to a third party.
     “Material Breach” has the meaning set forth in Section 1.16(e)(vi).
     “Material Contracts” has the meaning set forth in Section 2.15(a)(xiii).
     “Maximum Earn-Out Payment” has the meaning set forth in Section 1.16(a).
     “Measurement Period” has the meaning set forth in Section 1.16(a).
     “Merger” has the meaning set forth in the Recitals to this Agreement.
     “Merger Consideration” means the sum of the (a) the Base Merger Consideration and (b) the Earn-Out Payment, if any.
     “Merger Sub” has the meaning set forth in the Preamble hereof.
     “Merger Sub Common Stock” has the meaning set forth in Section 3.2.
     “Merger Sub Benefit Plans” has the meaning set forth in Section 4.6(b).
     “Most Recent Balance Sheet Date” means July 31, 2008.
     “Net Working Capital” means the total current assets of the Company (excluding employee notes) less the total current liabilities of the Company as reflected on the Preliminary Closing Balance Sheet or the Closing Balance Sheet, as the case may be. For the avoidance of doubt, current liabilities shall include (a) the full amount of the Transaction Fees payable by the Company in connection with the transactions contemplated by this Agreement, including legal and accounting fees and the fees payable to Savvian Advisors, LLC, to the extent such Transaction Fees have not been paid prior to or at the Closing (it being understood that any cash used by the Company to pay such fees and expenses at the Closing will not be included in current assets on the Preliminary Closing Balance Sheet or the Closing Balance Sheet); (b) all Indebtedness of the Company, whether or not a current liability, to the extent such Indebtedness has not been paid prior to or at the Closing (it being understood that any cash used by the Company to repay Indebtedness at the Closing will not be included in current assets on the Preliminary Closing Balance Sheet or the Closing Balance Sheet, and (c) the amounts owed by the Company under the Company’s Key Executive Retention Program, to the extent payable on account of the Base Merger Consideration, and any transaction bonuses payable on account of the Merger (including the amounts to be paid pursuant to the first sentence of Section 1.17; collectively, the “Closing Executive Bonus Amount”)). For the avoidance of doubt, current liabilities shall exclude any liabilities associated with (i) unused vacation and (ii) revenue deferred as a result of the policies set forth in Sections 1.16(e)(x)(C), 1.16(e)(x)(D) and 1.16(e)(x)(E).
     “Neutral Accountant” has the meaning set forth in Section 1.14(c).
     “Option” means each option to purchase or acquire shares of Common Stock.
     “Option Consideration” means the aggregate amount of the Merger Consideration payable to all holders of Options pursuant to Section 1.7.
     “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Entity.
     “Parent” has the meaning set forth in the Preamble hereof.
     “Parent Indemnitees” has the meaning set forth in Section 7.2(a).
     “Patent Rights” means all patents and applications therefore and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world.
     “Payment Agent” has the meaning set forth in Section 1.8(a).
     “PEO” means ADP Total Source, Inc., its subsidiaries and Affiliates and each professional employer organization that concurrently with the Company employs or employed Employees.
     “Performance Obligations” means any performance guarantee, including, but not limited to measures of customer service and performance deadlines, made for the benefit of a customer, whether set forth in a customer contract or otherwise, but excluding any statement of a target number of leads or e-mail recipients.
     “Permits” means any approvals, authorizations, consents, licenses, permits, registration or certificates of a Governmental Entity.
     “Permitted Liens” means (i) liens for Taxes, assessments and similar charges not yet due, (ii) mechanic’s, materialmen’s, carrier’s, repairer’s and other similar liens arising or incurred in the ordinary course of business or that are not due and payable and have been fully reserved on the Financial Statements and (iii) other immaterial liens incurred in the ordinary course of business.
     “Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

     “Post-Closing Payment Instructions” has the meaning set forth in Section 1.17.
     “Pre-Closing Tax Period” has the meaning set forth in Section 8.1.
     “Preferred Stock” has the meaning set forth in Section 2.1(a).
     “Preferred Stock Consideration” means the sum of the Series A Liquidation Amount, the Series B Liquidation Amount and the Series C Liquidation Amount.
     “Preliminary Closing Balance Sheet” has the meaning set forth in Section 1.14(a).
     “Preliminary Net Working Capital” has the meaning set forth in Section 1.14(a).
     “Principal Stockholder Agreement” has the meaning set forth in the Recitals.
     “QH Websites” has the meaning set forth in Section 1.16(e)(x)(G).
     “Quarterly Earn-Out Meetings” has the meaning set forth in Section 1.16(e)(iv).
     “Representatives” means, with respect to any Person, (a) it, (b) its respective Subsidiaries and Affiliates and (c) its, and its respective Subsidiaries’ and Affiliates’, respective officers, directors, employees, shareholders, partners, controlling persons, auditors, financial advisors, attorneys, accountants, consultants, agents, advisors or representatives.
     “Requisite Holders” means the Persons listed on Annex V and their respective Affiliates.
     “Requisite Stockholder Approval” means the approval of the Merger, this Agreement and the other transactions contemplated hereby by (a) the holders of 50% of the Series A Stock, Series B Stock and Series C Stock, voting as a class (both on an as-converted to Common Stock basis and on the basis of the number of shares of Series A Stock, Series B Stock and Series C Stock so held), (b) the Requisite Holders and (c) the holders of at least 60% of the then outstanding shares of Series C Stock (which such vote shall also deem the Merger to be a Liquidation Event pursuant to the Company’s Certificate of Incorporation).
     “Reserve Amount” has the meaning set forth in Section 1.9.
     “Response” means a written response containing the information provided for in Section 7.3(c).
     “Securityholder Representatives” has the meaning set forth in Section 7.4(a).
     “Securityholder Representatives Fund” has the meaning set forth in the recitals.
     “Securityholder Representatives Dispute Notice” has the meaning set forth in Section 1.14(c).
     “Series A Consideration” means, with respect to each share of Series A Stock that is outstanding immediately prior to the Effective Time, (a) the Series A Liquidation Amount, plus (b) the Common Stock Consideration.

     “Series B Consideration” means, with respect to each share of Series B Stock that is outstanding immediately prior to the Effective Time, (a) the Series B Liquidation Amount, plus (b) the Common Stock Consideration.
     “Series C Consideration” means, with respect to each share of Series C Stock that is outstanding immediately prior to the Effective Time, (a) the Series C Liquidation Amount, plus (b) the Common Stock Consideration.
     “Series A Liquidation Amount” has the meaning set forth in the Certificate of Incorporation of the Company as in effect on the date hereof.
     “Series B Liquidation Amount” has the meaning set forth in the Certificate of Incorporation of the Company as in effect on the date hereof.
     “Series C Liquidation Amount” has the meaning set forth in the Certificate of Incorporation of the Company as in effect on the date hereof.
     “Series A Stock” has the meaning set forth in Section 2.2(a).
     “Series B Stock” has the meaning set forth in Section 2.2(a).
     “Series C Stock” has the meaning set forth in Section 2.2(a).
     “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies.
     “Specified Covenants” has the meaning set forth in Section 1.16(e)(vi).
     “Specified Holder Payment” has the meaning set forth in Section 1.17.
     “Specified Holders” means each of the entities listed on Annex IV.
     “SR Amount” has the meaning set forth in Section 1.8(a).
     “Straddle Period” has the meaning set forth in Section 8.1.
     “Surviving Corporation” has the meaning set forth in Section 1.1.
     “Surviving Representations” means the representations and warranties set forth in Sections 2.1, 2.2 and 2.3.
     “Target Working Capital” means one million five hundred thousand dollars ($1,500,000.00).
     “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments in the nature of a tax, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, and assessments; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i) above, and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption of transferee liability, operation of law, Treasury Regulation 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.
     “Tax Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.
     “Tax Proceeding” means any claim, audit, examination, contest, litigation or other proceeding by or against any Tax Authority.
     “Tax Return” means all returns, declarations, reports, estimates, information returns, and statements required to be filed in respect of any Taxes (including any attachments thereto and amendments thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its Affiliates.
     “Tax Sharing Agreement” means any agreement with respect to the sharing or allocation of, or indemnification for, Taxes or similar contract or arrangement, whether written or unwritten.
     “Third-Party Claim” has the meaning set forth in Section 7.3(b).
     “Trademark Application” means a formal written application for registration of a Trademark with the United States Patent and Trademark Office or equivalent Governmental Entity in another country.
     “Trademark Registration” means the registration of a Trademark issued by the United States Patent and Trademark Office or equivalent Governmental Entity in another country.
     “Trademarks” means all trademarks, service marks, trade names, designs, logos, emblems, signs or insignia, slogans, other similar designations of source or origin, Internet domain names, corporate names and doing business designations and trade dress, whether or not the subject of a Trademark Registration and/or a Trademark Application.
     “Trade Secrets” means information, including a formula, pattern, compilation, program, device, method, technique, or process that (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts by the party claiming protection that are reasonable under the circumstances to maintain its secrecy.
     “Transaction Fees” means the aggregate amount of all fees and expenses, whether accrued, incurred or paid prior to, at or after the Effective Time, of any accountant, broker, financial advisor, consultant, legal counsel or other person retained by the Company in connection with this Agreement or the transactions contemplated by this Agreement incurred or to be incurred by the Company in connection with this Agreement or the transactions contemplated by this Agreement
     “Treasury Regulations” means the regulations, including temporary regulations, promulgated under the Code, as the same may be amended hereafter from time to time (including corresponding provisions of succeeding regulations).
     “Warrant” means each warrant or other contractual right to purchase or acquire shares of Common Stock, provided that Options and shares of Preferred Stock shall not be considered Warrants.
     10.2 Certain Definitions; Interpretations. Unless the context of this Agreement otherwise clearly requires: (i) words of either gender or the neuter include the other gender and the neuter; (ii) words using the singular number also include the plural number and words using the plural number also include the singular number; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision; (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement; (v) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement; (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (vii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects”, “material” or other similar qualification or limitations, materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby; (viii) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and (ix) the phrase “materiality limitation” means all limitations on and all qualifications and exceptions to a party’s representations and warranties based on the concept of materiality, whether expressed by the word “material” or “materially” or the phrase “in all material respects,” or “Company Material Adverse Effect”. The phrases “the date of this Agreement”, “the date hereof”, and phrases of similar import mean the date set forth in the first sentence of the first page of this Agreement in the forepart of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.3 Rules of Construction. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect and nothing set forth in any provision herein shall in any way be deemed to limit the scope, applicability or effect of any other provision hereof.
[SIGNATURE PAGE TO THIS AGREEMENT FOLLOWS]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized all as of the date first written above.

PARENT WebMD Health Corp.
By:	/s/ David Schlanger
	Name:	David Schlanger
Its: Senior Vice President

MERGER SUB Charlotte’s Corporation
By:	/s/ David Schlanger
	Name:	David Schlanger
Its: Senior Vice President

COMPANY Marketing Technology Solutions, Inc.
By:	/s/ Helene Monat
	Name:	Helene Monat
Its: Chief Executive Officer

SECURITYHOLDER REPRESENTATIVES
/s/ Jay Goldberg
Jay Goldberg

/s/ Russell Planitzer
Russell Planitzer

List of Sections of the Company Disclosure Schedule

Section	Title

Section 2.1(a)	Organization, Standing and Power

Section 2.2(b)	Capital Structure

Section 2.2(c)	Outstanding Options, Warrants, etc.

Section 2.3(b)	Approvals

Section 2.3(c)	Conflicts

Section 2.5	Absence of Certain Changes

Section 2.6	Litigation

Section 2.7(a)	Compliance with Laws

Section 2.7(b)	Permits

Section 2.8(a)	Real Property

Section 2.8(c)	Tangible Assets

Section 2.9(a)	Intellectual Property

Section 2.9(a)(vii)	Software and Documentation Bundled with Company’s Products

Section 2.9(b)	Intellectual Property Licenses

Section 2.9(c)	Open Source Materials

Section 2.9(d)	Material Software

Section 2.9(e)	Database

Section 2.9(g)	Complaints

Section 2.12(a)	Employees

Section 2.12(b)	Employee Matters

Section 2.12(d)	Employee Benefit Plans

Section 2.12(l)	Employee Agreements

Section	Title

Section 2.12(o)	Employees Working on Nonimmigrant Visas

Section 2.13	Interested Party Transactions

Section 2.14	Insurance

Section 2.15(a)	Material Contracts

Section 2.15(b)	Non-Binding Agreements

Section 2.16	Brokers

Section 2.17	Major Customers and Suppliers

Section 2.19	Backlog

Section 2.20	Member Acquisition Costs

Section 2.21	Performance Obligation

Section 4.2(c)	Approvals

Section 5.1(d)	Approvals

Section 5.1(k)	Employee Matters

Section 10.1	Permitted Liens